Management’s Discussion and Analysis for the year ended December 31, 2004 – Amended	Manulife Financial Corporation

Management’s Discussion and Analysis
Manulife Financial Corporation (“MFC”) is a leading global provider of financial protection and wealth management products and services, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds. These services are provided to both individual and group customers in Canada, the United States and Asia. MFC also provides investment management services with respect to the Company’s general fund assets, segregated fund assets, and mutual funds, as well as to institutional customers. As well, MFC offers reinsurance services, specializing in life retrocession and property and casualty reinsurance.
On April 28, 2004, MFC and John Hancock Financial Services, Inc. (“John Hancock”), including its Canadian subsidiary, The Maritime Life Assurance Company, completed the largest cross border merger in Canadian history, making MFC Canada’s largest life insurance company, and one of the largest life insurers worldwide.
Consolidated Net Income
MFC reported shareholders’ net income of $2,564 million for the year ended December 31, 2004, an increase of 66 per cent from the $1,546 million reported in 2003. The earnings increase of $1,018 million reflects the acquisition of John Hancock, as well as a 22 per cent increase from the pre-merger Manulife businesses. Since the date of acquisition, John Hancock earnings contributed approximately two-thirds of the earnings growth in 2004. The remaining one-third increase in earnings was due to business growth, favourable claims and credit experience and the impact of good equity market growth on fee income, partially offset by the $116 million negative impact of a strengthening Canadian dollar and $90 million of integration costs.
As operational changes are implemented, the distinction between the contribution from John Hancock versus that of the Manulife businesses becomes less relevant. The Company is positioning itself as “One Company” as it continues to integrate operations into 2005, making the consolidated results of MFC the best measure of the Company’s performance.
Summary Statements of Operations

For the years ended December 31
(Canadian $ in millions, except per share amounts)	2004	2003	2002

Premium income	$16,287	$10,540	$10,779
Net investment income	7,823	4,419	4,088
Other revenue	3,040	1,547	1,518

Total revenue	$27,150	$16,506	$16,385

Policyholder benefits	$17,026	$10,478	$10,670
General expenses	3,233	2,011	2,069
Commissions	2,609	1,678	1,481
Interest expense	494	253	243
Premium taxes	208	119	111
Non-controlling interest in subsidiaries	87	57	72
Trust preferred securities issued by subsidiaries	54	58	65

Total policyholder benefits and expenses	$23,711	$14,654	$14,711

Income before income taxes	$3,439	$1,852	$1,674
Income taxes	(874)	(316)	(304)

Net income	$2,565	$1,536	$1,370
Less: net income (loss) attributed to participating policyholders	1	(10)	(8)

Net income attributed to shareholders	$2,564	$1,546	$1,378
Preferred share dividends	(14)	(7)	–

Net income available to common shareholders	$2,550	$1,539	$1,378

Diluted earnings per share	$3.62	$3.31	$2.88

Earnings per Common Share and Return on Common Shareholders’ Equity
Diluted earnings per common share grew by nine per cent to $3.62 from $3.31 in 2003 and the return on common shareholders’ equity for the year ended December 31, 2004 was 13.7 per cent compared to 17.7 per cent for 2003, reflecting the impact of the larger capital base as a result of the merger.
Premiums and Deposits
Premiums and deposits for 2004 were $49.9 billion compared to $31.0 billion in 2003. Of the $18.9 billion increase in premiums and deposits, John Hancock businesses contributed $12.0 billion during the eight months since acquisition, with the pre-merger operations increasing by $6.9 billion or 22 per cent.
46      MFC 2004 Annual Report

General fund premiums increased to $16.3 billion in 2004 from $10.5 billion in 2003, primarily as a result of the addition of John Hancock. Increases in general fund premiums in the U.S., Canadian and Asian insurance businesses were offset by lower renewal premiums in Japan from the block of policies acquired from Daihyaku, reduced general fund deposits in U.S. Variable Annuities and the impact of a stronger Canadian dollar.
Segregated fund deposits increased by $7.4 billion to $25.1 billion in 2004 from $17.7 billion in 2003. This growth was driven by record sales of variable annuities in the U.S. and Japan, reflecting the success of the new guaranteed minimum withdrawal benefit rider and expanded distribution in the U.S. and the impact of the distribution alliance with Mitsubishi Tokyo Financial Group in Japan. Record deposits in U.S. Group Pensions, as well as very strong growth in Canadian Individual Wealth Management also contributed to the increase. The growth in segregated fund deposits was, however, dampened by the impact of the strengthening Canadian dollar. The merger with John Hancock contributed $1.3 billion of the year over year increase in segregated fund deposits.
Mutual fund deposits, ASO premium equivalents and other fund deposits increased primarily as a result of the John Hancock acquisition.
Premiums and Deposits

For the years ended December 31
(Canadian $ in millions)	2004	2003	2002

General fund premiums	$16,287	$10,540	$10,779
Segregated fund deposits	25,104	17,687	16,706
Mutual fund deposits	5,809	1,576	1,189
ASO premium equivalents	1,710	883	860
Other fund deposits	980	350	495

Total	$49,890	$31,036	$30,029

Investment Income
Net investment income of $7.8 billion in 2004 increased by $3.4 billion from 2003 with John Hancock contributing $3.2 billion of the increase. The remaining $0.2 billion reflects modest growth in general fund assets offset by the impact of declining interest rates and a strengthening Canadian dollar. Provisions against impaired assets of $115 million in 2004 were higher by $110 million than 2003 but continued to be favourable compared to long-term actuarial assumptions. The total investment yield for the Company was 5.68 per cent, down from 6.34 per cent in 2003, reflecting the addition of the John Hancock assets at market rates.
Net Investment Income

For the years ended December 31
(Canadian $ in millions)	2004	2003	2002

Investment income	$7,439	$3,990	$4,019
Net provision for impaired assets	(115)	(5)	(197)
Amortization of net realized and unrealized gains	779	575	413
Investment expenses	(280)	(141)	(147)

Net investment income	$7,823	$4,419	$4,088

Yield	5.68%	6.34%	5.72%

Other Revenue
Other revenue increased to $3.0 billion in 2004 from $1.5 billion in 2003. The increase was due to the $1.2 billion contribution from the acquired John Hancock businesses and growth in fee income from equity market appreciation and wealth management sales.
Policy Benefits and Expenses
Policy benefits increased to $17.0 billion in 2004 from $10.5 billion in 2003, primarily due to the impact of the John Hancock acquisition. Increases in policy benefits related to growth in Canadian and U.S. insurance businesses, were largely offset by the impact of the reduction in the business previously acquired from Daihyaku in Japan and the ongoing shift to variable investment options and products in U.S. Wealth Management and Japan.
General expenses increased by $1.2 billion in 2004, of which $1.1 billion was attributable to the John Hancock acquisition. Growth in expenses due to integration costs, together with higher variable expenses from strong sales growth in 2004, were offset by synergies realized as a result of increased scale from the merger. Included in the general expenses were $139 million of restructuring and integration costs incurred in the year relating to the consolidation of systems, functions and infrastructure resulting from the merger. The Company expects the integration initiatives to be substantially completed by the end of 2005.
Commissions of $2.6 billion in 2004 were $0.9 billion higher than 2003. John Hancock represented $0.6 billion of the increase with the remaining $0.3 billion primarily attributable to increased new business volumes in the wealth management operations.
Management’s Discussion and Analysis       47

Interest expense increased to $494 million in 2004 from $253 million in 2003. The increase was attributable to interest credited on the non-insurance products in the Guaranteed and Structured Financial Products segment (“G&SFP”), as well as interest related to external debt issued by John Hancock.
Income taxes increased to $874 million in 2004 from $316 million in 2003. The Company’s 2004 provision for income taxes is comprised of $241 million of current taxes and $633 million of future taxes. The increase in the income tax expense was consistent with the increase in earnings and reflects the mix of earnings derived in tax jurisdictions with differing income tax rates and regulations.
Funds Under Management
Funds under management increased by $193.2 billion to $347.7 billion in 2004 from $154.5 billion in 2003. The funds under management acquired from John Hancock at date of acquisition were $193.0 billion ($106.6 general funds, $31.0 billion segregated funds and $55.4 billion mutual and other funds).
General fund assets increased by $94.7 billion to $169.1 billion as at the end of 2004. Excluding the increase related to general fund asset values at the date of the merger, general fund assets declined by $12.0 billion, primarily due to the impact of a strengthening Canadian dollar and the scheduled maturities of institutional funds in G&SFP.
Segregated fund assets increased to $117.9 billion from $71.5 billion in 2003. After adjusting for the increase in funds acquired, segregated fund assets increased by 21 per cent, reflecting the impact of solid equity market appreciation, growth in net policyholder cash flows in U.S. 401(k) products and variable annuities in the U.S. and Japan, partially offset by the impact of a strengthening Canadian dollar.
Funds Under Management

As at December 31
(Canadian $ in millions)	2004	2003	2002

General fund	$169,142	$74,465	$77,562
Segregated funds(1)	117,890	71,464	58,831
Mutual and other funds(1)	60,645	8,598	6,731

Total	$347,677	$154,527	$143,124

(1)	Segregated fund assets, mutual fund assets and other funds are not available to satisfy the liabilities of the Company’s general fund. Other funds represent pension funds, pooled funds, endowment funds and other institutional funds managed by the Company on behalf of others.
Moving Forward
The focus for MFC in 2005 is to deliver profitable growth while successfully completing the integration of the John Hancock businesses. The merger with John Hancock has expanded the distribution and product base of the Company, and combined with expected synergies from operational efficiencies, has resulted in a stronger, more diversified organization, well positioned for growth in key markets.
Revenue growth will continue to be supported by ongoing product enhancements and the expansion of distribution networks across the Company. Products are continuously reviewed to ensure they meet customer needs as well as the Company’s risk-return requirements. The Company has been reviewing all product offerings to ensure that the most effective suite of products is maintained in the new organization. Distribution synergies from the addition of John Hancock’s complementary distribution channels to the already strong Manulife distribution networks in the U.S. started to emerge in 2004, particularly in U. S. Variable Annuities. The Company plans to leverage this diversity and strength of distribution across all of its U.S. businesses. Canada, Asia and Japan will also actively pursue distribution expansion strategies.
The ongoing consolidation of operations, systems and facilities is expected to continue throughout 2005 with the integration being substantially completed by year-end. These projects are critical to delivering shareholder value and in achieving the efficiencies and expense savings that had been anticipated coming out of the merger. Resources and deliverables are being managed within the Company in order to ensure that its priorities of profitable growth and superior customer service are maintained.
48      MFC 2004 Annual Report

U.S. Protection Division
U.S. Protection Division provides life and long-term care insurance products and services to select markets. The Individual Insurance operation focuses on high net-worth and emerging affluent markets by providing estate and business planning solutions with an array of life insurance products. The Long-Term Care operation provides insurance to individuals and groups to cover the costs of long-term care services including nursing homes, assisted living care facilities, adult day care, and at home care. The Division uses a multi-channel distribution network, including The John Hancock Financial Network, a career agency system that offers innovative protection and wealth management solutions to individuals, families and businesses.
In 2004, U.S. Protection Division contributed 18 per cent of the Company’s shareholders’ net income, 12 per cent of premiums and deposits and as at December 31, 2004, accounted for 16 per cent of the Company’s funds under management.
Financial Performance
U.S. Protection Division’s net income was $467 million in 2004 compared to $275 million in 2003. Earnings in 2004 reflected the addition of John Hancock’s Individual Insurance and Long-Term Care businesses which contributed $158 million to total earnings. Also contributing to the increase in earnings were excellent mortality experience, strong business growth, and expense efficiencies from both continued tight expense management and combining the operations of the Manulife and John Hancock businesses. Earnings growth was partially offset by the impact of a strengthened Canadian dollar.
The following Summary Statements of Operations present U.S. Protection Division’s results on both a Canadian dollar and U.S. dollar basis.
Summary Statements of Operations

	Canadian $			U.S. $
For the years ended December 31
(In $ millions)	2004	2003	2002	2004	2003	2002

Premium income	$4,710	$2,100	$1,940	$3,644	$1,506	$1,235
Net investment income	2,321	1,260	1,284	1,793	901	817
Other revenue	442	129	136	342	93	87

Total revenue	$7,473	$3,489	$3,360	$5,779	$2,500	$2,139

Policyholder benefits	$5,387	$2,464	$2,401	$4,166	$1,764	$1,529
General expenses and commissions	1,267	563	439	980	406	279
Other	119	58	57	92	41	36

Total policyholder benefits and expenses	$6,773	$3,085	$2,897	$5,238	$2,211	$1,844

Income before income taxes	$700	$404	$463	$541	$289	$295
Income taxes	(233)	(129)	(144)	(180)	(93)	(92)

Net income attributed to shareholders	$467	$275	$319	$361	$196	$203

Premiums and Deposits
Premiums and deposits of $5.8 billion in 2004 increased significantly from $2.5 billion in 2003 primarily as a result of the acquisition of John Hancock’s Individual Insurance and Long-Term Care operations. Innovative and competitive product design drove strong sales of Individual Insurance Universal Life products while increasing renewal premiums in the Long-Term Care business due to an expanding in force base also contributed to the premium growth. The following premiums and deposits chart presents U.S. Protection Division’s results on both a Canadian dollar and a U.S. dollar basis.
Premiums and Deposits

	Canadian $			U.S. $
For the years ended December 31
(In $ millions)	2004	2003	2002	2004	2003	2002

Premiums	$4,710	$2,100	$1,940	$3,644	$1,506	$1,235
Segregated fund deposits	1,106	360	519	857	256	330

Total premiums and deposits	$5,816	$2,460	$2,459	$4,501	$1,762	$1,565

Funds Under Management
On a Canadian dollar basis, funds under management of $57.1 billion were significantly higher than the $17.7 billion reported in 2003. The increase was driven by the April addition of $42.2 billion (U.S. $30.8 billion) of assets from John Hancock businesses, growth in Individual Insurance’s Universal Life product line and in Long-Term Care operations, as well as the impact of improved equity markets.
Management’s Discussion and Analysis       49

The following funds under management chart presents U.S. Protection Division’s results on both a Canadian dollar and U.S. dollar basis.
Funds Under Management

	Canadian $			U.S. $
As at December 31
(In $ millions)	2004	2003	2002	2004	2003	2002

General fund	$46,148	$15,747	$18,176	$38,342	$12,184	$11,507
Segregated funds	10,953	1,997	1,952	9,100	1,545	1,236

Total funds under management	$57,101	$17,744	$20,128	$47,442	$13,729	$12,743

Moving Forward
In 2005, U.S. Protection Division will move forward under the John Hancock brand, capitalizing on its leading sales positions in both the life insurance and long-term care markets. The Division will remain focused on building distribution strength, maintaining superior service levels and developing innovative products while completing the integration of Manulife and John Hancock businesses.
Expanding the newly re-branded John Hancock Financial Network agency system is a key initiative in 2005. The agency system will create a powerful recruiting message using the John Hancock brand and a commitment to growth in order to increase the number of agents. Initiatives to facilitate this growth include the implementation of enhanced agent training and support programs and the development of innovative compensation structures to continually promote sales activity. In the Individual Insurance business, distribution efforts will focus on positioning the combined Manulife and John Hancock businesses as “One Company,” promoting the John Hancock brand and solidifying the Company’s strong shelf-space position with key distribution partners. The continued integration of sales, marketing and administrative processes will support the “One Company” message and will enhance the sales and service experience for distributors. Long-Term Care distribution initiatives include expanding and deepening relations with wire houses and broker-dealers through its new wholesaling force and through accessing underserviced market niches. Service enhancements include augmented distributor service capabilities, a simplified sales process, and upgrades to the Division’s claims and care coordination services which will improve overall policyholder care.
Product developments for 2005 will include the streamlining of the Individual Insurance product portfolio to a competitively positioned, merged company platform. All products will be promoted under the John Hancock name to leverage the brand and a common set of underwriting guidelines will be implemented to improve the selling experience. A refreshed version of the highly successful Single-Life Universal Life product with new features and design flexibility will enhance the Company’s leadership position and reputation for innovation in this product line. Long-Term Care will focus on enhancing existing product features and flexibility in its next generation of individual and group products. In the small business market, a new Long-Term Care product will combine the advantages of a diverse individual distribution network and a large group administration platform.
50      MFC 2004 Annual Report

U.S. Wealth Management Division
U.S. Wealth Management Division provides a variety of personal and family oriented wealth management products and services to select individual and business markets. Group Pensions operations mainly provide 401(k) plans to small and medium-sized businesses and pension mutual fund offerings to medium-sized organizations. Variable annuity, fixed annuity and College Savings 529 plan products are offered primarily to middle- and upper-income individuals. Mutual Funds operations provide a variety of mutual funds, privately managed accounts and institutional services.
In 2004, U.S. Wealth Management Division contributed 16 per cent of the Company’s shareholders’ net income, 46 per cent of total premiums and deposits, and as at December 31, 2004, accounted for 37 per cent of the Company’s funds under management.
Financial Performance
U.S. Wealth Management Division’s net income was $397 million in 2004 compared to $180 million in 2003. John Hancock’s annuity and mutual fund operations have consistently contributed to earnings since their acquisition in April 2004 and served to further diversify the earnings of the Division. The year’s very strong net income growth was also due to continued business growth in the variable annuity and pension operations, driven by excellent sales results and favourable retention. Earnings were also favourably impacted by strong equity market performance on segregated fund guarantees and fee income, as well as continued tight management of discretionary expenses. Partially offsetting this was the impact of a strengthened Canadian dollar.
The following Summary Statements of Operations present U.S. Wealth Management Division results on both a Canadian dollar and U.S. dollar basis.
Summary Statements of Operations

	Canadian $			U.S. $
For the years ended December 31
(In $ millions)	2004	2003	2002	2004	2003	2002

Premium income	$1,344	$1,373	$1,615	$1,035	$966	$1,029
Net investment income	930	442	441	719	314	281
Other revenue	1,479	891	862	1,141	640	549

Total revenue	$3,753	$2,706	$2,918	$2,895	$1,920	$1,859

Policyholder benefits	$1,797	$1,529	$1,755	$1,386	$1,077	$1,118
General expenses and commissions	1,398	946	987	1,078	676	629
Other	4	4	6	3	3	4

Total policyholder benefits and expenses	$3,199	$2,479	$2,748	$2,467	$1,756	$1,751

Income before income taxes	$554	$227	$170	$428	$164	$108
Income taxes	(157)	(47)	(17)	(122)	(34)	(11)

Net income attributed to shareholders	$397	$180	$153	$306	$130	$97

Premiums and Deposits
Premiums and deposits of $23.1 billion in 2004 were 50 per cent higher than the $15.4 billion reported in 2003, reflecting the addition of the John Hancock operations, and strong growth in the variable annuity and pension businesses attributable to their broad distribution capabilities, innovative product designs and superior customer service. Premiums on a U.S. dollar basis were up seven per cent over 2003 due to the addition of the John Hancock fixed annuity operations. The premium growth was dampened by consumer preference for segregated funds given the favourable equity market environment. Segregated fund deposits were 35 per cent higher on a U.S. dollar basis than 2003 driven by deposits in the 401(k) and variable annuity businesses, both of which achieved record deposit levels in 2004. Pension deposits grew by 22 per cent as a result of in force participant growth and higher sales. Variable annuity deposits increased by 60 per cent mainly due to strong market acceptance of the guaranteed minimum withdrawal benefit rider and the addition of the John Hancock Financial Network and Essex distribution relationships. Growth in mutual fund deposits and other fund deposits was primarily attributable to the addition of John Hancock’s Mutual Fund operations. Increased sales of 529 plans also contributed to other fund deposits growth.
Management’s Discussion and Analysis       51

The following premiums and deposits chart presents U.S. Wealth Management Division results on both a Canadian dollar and a U.S. dollar basis.
Premiums and Deposits

	Canadian $			U.S. $
For the years ended December 31
(In $ millions)	2004	2003	2002	2004	2003	2002

Premiums	$1,344	$1,373	$1,615	$1,035	$966	$1,029
Segregated fund deposits	17,145	13,654	13,710	13,182	9,769	8,728
Mutual fund deposits	3,622	–	–	2,813	–	–
Other fund deposits	980	350	495	759	252	315

Total premiums and deposits	$23,091	$15,377	$15,820	$17,789	$10,987	$10,072

Funds Under Management
Funds under management of $129.0 billion were twice the $61.6 billion reported in 2003. General fund invested assets of $20.8 billion have increased from the $6.4 billion reported in 2003 principally as a result of the addition of John Hancock fixed annuity assets. On a U.S. dollar basis, segregated funds under management grew by 43 per cent due to strong variable annuity and 401(k) net policyholder cash flows, the addition of John Hancock annuity assets of U.S. $5.0 billion, and the favourable influence of improved equity markets. Mutual and other fund assets have increased dramatically mainly due to the inclusion of John Hancock’s Mutual Fund operations.
The following funds under management chart presents U.S. Wealth Management Division results on both a Canadian dollar and U.S. dollar basis.
Funds Under Management

	Canadian $			U.S. $
As at December 31
(In $ millions)	2004	2003	2002	2004	2003	2002

General fund	$20,836	$6,418	$7,632	$17,312	$4,966	$4,822
Segregated funds	72,186	54,245	45,237	59,975	41,973	28,638
Mutual funds	30,140	–	–	25,042	–	–
Other funds	5,874	903	582	4,880	699	369

Total funds under management	$129,036	$61,566	$53,451	$107,209	$47,638	$33,829

Moving Forward
U.S. Wealth Management Division prides itself on providing excellent customer service, innovative product offerings, and developing and maintaining strong distribution relationships. The Division will continue to focus on these strengths in 2005.
Product development efforts in 2005 will include the rebranding of the 401(k) and variable annuity offerings to John Hancock, a powerful brand with strong retail affiliations in the United States. The 529 plan product line was re-branded in mid-2004. Group Pensions will focus its initiatives in 2005 on enhancing product features and options to further expand its share of the $3 million to $20 million asset market segment. In 2005, Annuities will continue to expand its product offerings and build on the success of its variable annuity guaranteed minimum withdrawal benefit rider, while continuing to manage the risk profile of this business. The Annuities business will also capitalize on the fixed annuity features that were launched in the fourth quarter of 2004. In addition, the college savings product will be supplemented by additional options and portfolio offerings. In 2005, Mutual Funds will continue to pursue both strategic and tactical opportunities aimed at strengthening the investment performance and breadth of its offerings. Further, U.S. Wealth Management will capitalize on the popularity of its strong performing “Lifestyle” funds by distributing retail versions of the offerings through the Mutual Funds operations.
Distribution and service developments in 2005 include Group Pensions’ continued focus on expanding its broker-dealer network, ongoing enhancements to Third Party Administrator relationships, enhanced client management infrastructure, and improved Plan Sponsor web-based functionality and Field Office effectiveness. Distribution initiatives in Annuities include further expansion of the Company’s bank and broker-dealer wholesaling networks and continued sales support to the John Hancock Financial Network. Annuities will also pursue additional broker-dealer agreements and further penetration of existing networks. Annuities’ service initiatives in 2005 will be focused on augmenting self-service and information access functionality through additional web-based technology, and converting various annuity administration systems to a single unifying platform. Similar to Annuities, Mutual Funds distribution initiatives include expanding their wholesaling group, pursuing additional distribution relationships and gaining a greater penetration within its broker-dealer partner firms. In 2005, Mutual Funds service initiatives will encompass a redesign of quarterly and year-end customer statements, and enhanced web and phone-based features to facilitate self-service and information access.
The Manulife and John Hancock insurance trusts, which serve as the investment platforms for the variable offerings, will be merged in the spring of 2005. The combination will create a trust with over U.S. $40 billion of assets under management, 30 sub-advisors and 80 investment options. It will be one of the largest insurance trusts in the industry.
52      MFC 2004 Annual Report

Canadian Division
Canadian Division is one of the leading life insurance-based financial services organizations in Canada. Its individual wealth management product offerings include variable and fixed annuities, individual investment and banking products and mutual funds. Individual life insurance products are aimed at middle- and upper-income individuals and business owners. Insurance products are also directly marketed to members of associations and to the customers of financial institutions. Group life, health and pension products and services are marketed to Canadian employers.
In 2004, the Canadian Division contributed 24 per cent of the Company’s shareholders’ net income, 22 per cent of total premiums and deposits and as at December 31, 2004, accounted for 17 per cent of the Company’s funds under management.
Financial Performance
Canadian Division’s shareholders’ net income increased by 24 per cent to $614 million in 2004 from $497 million in 2003. This increase was driven by the addition of John Hancock’s Maritime Life business and organic growth across the Division. The impact of year over year equity market improvements on segregated fund performance guarantees also contributed to the increased earnings. Claims experience was good, although not as strong as the excellent results in 2003.
Summary Statements of Operations

For the years ended December 31
(Canadian $ in millions)	2004	2003	2002

Premium income	$5,259	$3,516	$3,191
Net investment income	2,271	1,842	1,574
Other revenue	480	284	287

Total revenue	$8,010	$5,642	$5,052

Policyholder benefits	$5,590	$3,863	$3,581
General expenses and commissions	1,402	979	884
Other	207	147	115

Total policyholder benefits and expenses	$7,199	$4,989	$4,580

Income before income taxes	$811	$653	$472
Income taxes	(194)	(158)	(104)

Net income	$617	$495	$368
Less: net income (loss) attributed to participating policyholders	3	(2)	(10)

Net income attributed to shareholders	$614	$497	$378

Premiums and Deposits
Premiums and deposits were $11.1 billion, up $3.9 billion or 55 per cent from $7.1 billion in 2003. The Division’s increase in premiums and deposits reflects the contribution from Maritime Life businesses and higher sales, particularly in Individual Wealth Management segregated funds and proprietary mutual fund products, driven by consumer confidence and favourable equity markets. Growth of the Group Life and Health business from strong sales and good client retention also contributed to the higher volume of premiums and deposits.
Premiums and Deposits

For the years ended December 31
(Canadian $ in millions)	2004	2003	2002

Premiums	$5,259	$3,516	$3,191
Segregated fund deposits	3,116	1,993	1,283
Mutual fund deposits	973	748	657
ASO premium equivalents	1,710	883	860

Total premiums and deposits	$11,058	$7,140	$5,991

Management’s Discussion and Analysis       53

Funds Under Management
Funds under management as at December 31, 2004 were $60.6 billion, an increase of $21.2 billion, or 54 per cent over 2003. This increase reflects the $15.9 billion acquired with the Maritime Life businesses in April. In addition, investment gains, positive net policyholder cash flows of both segregated and mutual funds in Individual Wealth Management and growth in Manulife Bank loan volumes contributed to the increase.
Funds Under Management

As at December 31
(Canadian $ in millions)	2004	2003	2002

General fund	$38,787	$26,904	$23,745
Segregated funds	19,422	10,701	8,577
Mutual funds	2,348	1,739	1,324

Total funds under management	$60,557	$39,344	$33,646

Moving Forward
Canadian Division’s vision is to be the premier life insurance-based financial services organization in Canada with a reputation in the market for innovative products, excellent service, and professional value-added advice that meets the unique needs of customers.
In 2005, the Division will complete its integration of the Maritime Life subsidiary of John Hancock. Integration activities are ahead of schedule and, on completion, will result in increased operational efficiency that, when coupled with a broad and diversified group of sales channels, will ensure the Division’s leadership position in the Canadian marketplace.
Manulife distributes products through independent agents, Managing General Agents (“MGAs”), investment advisors and financial services companies, in addition to maintaining a specialized sales force for products directed at companies and associations. Manulife strives to ensure that best-in-class service is provided to each of the distribution channels as well as the end customer.
The excellent client retention experienced by the Division is due, in part, to superior customer service. Further enhancements to customer administration systems, web-based tools and call center technology are all planned for 2005.
Innovative products that offer excellent value to customers are an important component of the success of the Division. Product enhancements are planned in each of its businesses during 2005.
Individual Insurance plans to introduce enhancements to Lifecheque, a critical illness product, in order to maintain its leadership position, and to InnoVision, the flagship universal life product. In early 2005, Group Life and Health will launch a new product that will enable employers to manage rising health benefit costs. Group Pensions will be expanding its product offerings and adding new services, features and functionality for its existing client base, including the launch of a Group RRIF/LIF product that will permit market based funds and shares inside one plan. The recently launched STEPS – a retirement goal setting and tracking tool for plan members – will also be made available to all clients during the year. Individual Wealth Management will be developing and launching a number of new innovative product solutions in each of its key business lines (GICs, segregated funds and mutual funds) in 2005.
54      MFC 2004 Annual Report

Asian Division
Manulife Financial has operated in Asia since 1897, beginning in Hong Kong and the Philippines, expanding into Singapore, Indonesia, Taiwan, China and Vietnam, and in 2004, into Malaysia and Thailand as a result of the John Hancock merger. Asian Division provides a wide range of insurance and wealth management products, including individual and group life and health insurance, and pension and mutual funds.
In 2004, Asian Division contributed 13 per cent of the Company’s shareholders’ net income, nine per cent of total premiums and deposits and as at December 31, 2004, accounted for five per cent of the Company’s funds under management.
Financial Performance
Asian Division’s shareholders’ net income increased slightly to $324 million in 2004 from $319 million in 2003. On a U.S. dollar basis, shareholders’ net income increased by nine per cent. This result was impacted by a provision, primarily in Indonesia, established to cover the Company’s exposure to the tsunamis that devastated the region. Excluding this provision, shareholders’ net income on a U.S. dollar basis increased by 13 per cent, reflecting business growth across most of the Division. Higher fee income from the administration of the growing Mandatory Provident Fund and mutual fund businesses in Hong Kong, strong business retention in Hong Kong and improvements in the equity markets along with wealth management product initiatives contributed to the overall growth.
The following Summary Statements of Operations present Asian Division results on both a Canadian dollar and U.S. dollar basis.
Summary Statements of Operations

	Canadian $			U.S. $
For the years ended December 31
(In $ millions)	2004	2003	2002	2004	2003	2002

Premium income	$1,831	$1,583	$1,519	$1,411	$1,134	$968
Net investment income	401	328	316	308	236	202
Other revenue	179	134	114	138	96	72

Total revenue	$2,411	$2,045	$1,949	$1,857	$1,466	$1,242

Policyholder benefits	$1,426	$1,103	$1,033	$1,099	$790	$658
General expenses and commissions	575	558	597	442	400	381
Other	57	56	54	44	40	34

Total policyholder benefits and expenses	$2,058	$1,717	$1,684	$1,585	$1,230	$1,073

Income before income taxes	$353	$328	$265	$272	$236	$169
Income taxes	(31)	(17)	(6)	(24)	(12)	(4)

Net income	$322	$311	$259	$248	$224	$165
Less: net income (loss) attributed to participating policyholders	(2)	(8)	2	(2)	(6)	1

Net income attributed to shareholders	$324	$319	$257	$250	$230	$164

Premiums and Deposits
Premiums and deposits were $4.2 billion in 2004, up 24 per cent from $3.4 billion in 2003. On a U.S. dollar basis, premiums and deposits grew by 33 per cent. This increase was driven by strong growth in mutual fund deposits in Indonesia and Individual Wealth Management deposits in Hong Kong. Strong performance in Hong Kong’s China Value and Emerging Eastern European funds and expansion of the bank distribution network in Indonesia contributed to growth in mutual fund deposits. Growth in the insurance businesses and various acquisitions and mergers across the Division also contributed to the higher level of premiums and deposits.
The following premiums and deposits chart presents Asian Division results on both a Canadian dollar and U.S. dollar basis.
Premiums and Deposits

	Canadian $			U.S. $
For the years ended December 31
(In $ millions)	2004	2003	2002	2004	2003	2002

Premiums	$1,831	$1,583	$1,519	$1,411	$1,134	$968
Segregated fund deposits	1,197	1,013	1,024	922	726	652
Mutual fund deposits	1,214	828	532	945	598	340

Total premiums and deposits	$4,242	$3,424	$3,075	$3,278	$2,458	$1,960

Management’s Discussion and Analysis       55

Funds Under Management
Funds under management increased by 25 per cent to $16.4 billion in 2004 from $13.1 billion in 2003. On a U.S. dollar basis, funds under management increased by 34 per cent, primarily due to increases in Hong Kong, Singapore and Indonesia. Growth in Hong Kong reflected increased business volumes in the Insurance, Mandatory Provident Fund and mutual fund businesses and also reflected the impact of equity market value appreciation. Growth in Singapore was driven by the integration of the John Hancock business as well as by organic growth, while Indonesia was buoyed by substantial mutual fund deposits.
The following funds under management chart presents Asian Division results on both a Canadian dollar and U.S. dollar basis.
Funds Under Management

	Canadian $			U.S. $
As at December 31
(In $ millions)	2004	2003	2002	2004	2003	2002

General fund	$7,799	$6,145	$6,277	$6,480	$4,753	$3,974
Segregated funds	4,498	3,421	2,497	3,737	2,646	1,580
Mutual and other funds	4,064	3,568	2,561	3,377	2,760	1,620

Total funds under management	$16,361	$13,134	$11,335	$13,594	$10,159	$7,174

Moving Forward
While Hong Kong continued to be the largest contributor to earnings for Asian Division, the other Asian operations are becoming more significant following rapid growth and business expansion over recent years. The Division will continue to develop its other Asian businesses over future years in order to diversify the Division’s earnings.
The Division will continue to expand the career agency force which will remain the primary distribution channel in the region. Focus will be maintained on the professional delivery of services through division-wide initiatives such as training and the development and implementation of Agency Best Practices. In addition, the Division will develop products suitable for sale through the bank distribution network.
In 2004, strong mutual fund deposits in Hong Kong and Indonesia continued to be a key contributor to business growth. In 2005, the Division will leverage on this success and continue to develop new and enhanced products for the Wealth Management line.
In 2004, the Division completed an acquisition in the Philippines, two mergers in Indonesia of businesses acquired in 2003, as well as the integration of five operations acquired from the Asian unit of John Hancock. This has further enhanced the Company’s market positions in Singapore, Indonesia and the Philippines, and provided entry into two exciting new markets, Malaysia and Thailand.
In 1996, Manulife, together with its partner Sinochem, created Manulife-Sinochem (“MSL”), the first joint venture life insurance company in the People’s Republic of China. MSL made strong headway in its expansion strategy in China during 2004. The Beijing branch began operations early in the year and another new branch will be opened in Ningbo early in 2005. Furthermore, approvals were received in early 2005 to convert the Guangzhou Branch license into a province-wide license for Guangdong, as well as to expand the MSL license to allow the sale of employee benefits in 2005.
During 2005, in addition to continuing the branch expansion in China, the Division will seek to expand its business across the region by further building its distribution system and by considering additional acquisition opportunities.
Acknowledgement
Manulife is the only international insurance company with a branch in Aceh, the province in Indonesia hit the hardest by a tsunami in December 2004. Manulife is providing much needed relief to its local personnel and is proactively paying claims for policyholders who perished. Furthermore, Manulife will pay the premiums during all of 2005 on behalf of policyholders resident in Aceh.
56      MFC 2004 Annual Report

Japan Division
Japan Division provides insurance and wealth management products to one of the largest insurance markets in the world, a market that continues to suffer from limited product choice. For insurance products, the Division focuses on developing universal life product concepts tailored to meet the needs of two key market segments – middle- to upper-income individuals and their families, and small and medium-sized businesses. Wealth management products contribute to the overall product strategy for these two segments, and provide the opportunity to expand bank and stockbroker distribution channels. The Division’s universal life product, ManuFlex, one of the first of its type in Japan, and its variable annuity products, leverage the Company’s expertise with these types of products in North America.
In 2004, Japan Division contributed six per cent of the Company’s shareholders’ net income, seven per cent of total premiums and deposits, and as at December 31, 2004, accounted for three per cent of the Company’s funds under management.
Financial Performance
Japan Division’s net income increased to $165 million in 2004, up $59 million from $106 million in 2003. Growth in earnings was attributable to the in force business, favourable investment returns, improved claims experience and expense reductions generated by field office restructuring and other cost saving initiatives.
Earnings growth also reflects the more profitable product portfolio and the growth in sales due to the establishment of new distribution relationships. The Division aims to be a product leader in market segments where growth is strong. In line with this objective, and in recognition of the declining market for traditional life insurance, the Division’s traditional product line was closed to new business in 2003, and ManuMed, a medical product offered on the Universal Life product platform was launched. ManuMed contributed one third of the Division’s insurance sales during 2004. As well, effective April 1, 2004, the Company significantly enhanced its position in the Variable Annuity market with the establishment of a strategic alliance with Mitsubishi Tokyo Financial Group (“MTFG”), one of Japan’s top four banks. Under the terms of the alliance, MTFG currently distributes our Premiere product which offers an innovative 110 per cent guaranteed annuitization benefit that is unique to the Japanese market.
Summary Statements of Operations

For the years ended December 31
(Canadian $ in millions)	2004	2003	2002

Premium income	$1,105	$1,232	$1,451
Net investment income	185	150	63
Other revenue	45	34	34

Total revenue	$1,335	$1,416	$1,548

Policyholder benefits	$573	$795	$875
General expenses and commissions	542	484	502
Other	12	8	8

Total policyholder benefits and expenses	$1,127	$1,287	$1,385

Income before income taxes	$208	$129	$163
Income taxes	(43)	(23)	(52)

Net income attributed to shareholders	$165	$106	$111

Premiums and Deposits
Premiums and deposits increased by 84 per cent to $3.5 billion for the year ended December 31, 2004. This increase reflected higher variable annuity deposits generated primarily through the bank distribution channel including MTFG. Universal life premiums also increased due, in part, to a 13 per cent increase in the number of sales agents to 4,016 as at December 31, 2004 and the successful launch of ManuMed, a new universal life product offering medical insurance coverage. These increases were offset by lower renewal premiums due to maturities and lapses on the block of policies acquired from Daihyaku and the depreciation of the Japanese yen.
Premiums and Deposits

For the years ended December 31
(Canadian $ in millions)	2004	2003	2002

Premiums	$1,105	$1,232	$1,451
Segregated fund deposits(1)	2,394	667	170

Total premiums and deposits	$3,499	$1,899	$1,621

(1)	Segregated fund deposits for the year ended December 31, 2004 excluded nil (2003 – $26 million, 2002 – $319 million) of net seed capital.
Management’s Discussion and Analysis       57

Funds Under Management
Funds under management increased by $867 million to $11.7 billion as at December 31, 2004 from $10.9 billion as at December 31, 2003. Positive net policyholder cash flows from sales of variable annuity and universal life products were partially offset by maturities and lapses on the block of policies acquired from Daihyaku and the depreciation of the Japanese yen.
Funds Under Management

As at December 31
(Canadian $ in millions)	2004	2003	2002

General fund	$8,336	$9,781	$12,385
Segregated funds(1)	3,412	1,100	568

Total funds under management	$11,748	$10,881	$12,953

(1)	Segregated funds under management as at December 31, 2004 included $175 million (2003 – $215 million, 2002 – $317 million) of seed capital.
Moving Forward
The Japanese economy continued along its recovery path in 2004. Efforts by the Government and the Bank of Japan to stimulate an export-led recovery have contributed to economic growth. Additionally, there have been continued improvements in equity markets and interest rates during the year. While the improvement in 2004 has been encouraging, deflationary factors remain and the economy is still dependent upon export growth and the expansion of the global economy, particularly the U.S. and China, contributing to a cautious outlook for further economic growth in the short- to medium-term.
The market for traditional death protection is expected to continue to decline due to the aging of the Japanese population. However, the growth of “third-sector” products such as medical insurance remains robust within the industry. Annuity sales are also growing rapidly driven by the popularity of over-the-counter sales through various bank channels.
In July, MTFG announced its intention to merge with the United Financial of Japan Bank (“UFJ”) in October 2005 and early in 2005, UFJ began distributing the Premiere product. The Division also plans to launch two new variable annuity products that will be distributed by MTFG affiliates and will continue to focus on developing new variable annuity distribution relationships.
Japan Division’s universal life product will be enhanced later in 2005 to better address the retirement savings needs of Japanese consumers with the launch of variable funds that will augment the savings options available under the product.
Increasing the size and enhancing the professionalism and efficiency of the Division’s distribution channels remains a key priority. Building on recruiting successes in 2004, the sales agent distribution force will be further expanded and strengthened through ongoing, active recruitment and training. The Division will continue to explore opportunities to expand its reach in the bank and broker dealer channels, capitalizing on its success to date with MTFG.
During the year, the Division maintained a high level of customer service and improved its operating efficiency. In 2005, the Division will further its 2004 successes by continuing to leverage technology investments, pursuing additional opportunities to streamline operational processes and implementing new initiatives to attract high potential staff for future growth. These efforts will generate cost savings and, at the same time, enhance service to customers and agents.
58      MFC 2004 Annual Report

Reinsurance Division
Established in 1984, Reinsurance Division has become one of North America’s leading providers of risk management solutions, specializing in retrocession. In the simplest terms, reinsurance refers to the transfer of all or part of certain risks related to policies issued by an insurance company to a reinsurer. Retrocession is a form of reinsurance involving the assumption of risk from other reinsurers.
Through offices in Canada, the United States, Germany, Belgium, Barbados and Singapore, Reinsurance Division provides customer-focused solutions and innovative products in the following lines of business:

•	Life – offering retrocession of traditional life mortality risk as well as specialized coverages such as Structured/non-traditional solutions;

•	Property and Casualty – offering traditional property catastrophe and aviation as well as specialized non-traditional retrocession for Property and Casualty reinsurers; and

•	International Group Program (“IGP”) – offering group life, health and pension products and services to multinational clients for their local national and globally mobile employees. This line of business was acquired as part of the John Hancock merger.
The Company is no longer writing any new business within the Accident line.
In 2004, Reinsurance Division contributed nine per cent of the Company’s shareholders’ net income, two per cent of premiums and deposits and as at December 31, 2004, accounted for one per cent of the Company’s funds under management.
Financial Performance
Reinsurance Division’s net income increased to $232 million in 2004 from $216 million in 2003 despite the unfavourable impact of the weakened U.S. dollar. On a U.S. dollar basis, earnings increased by 15 per cent reflecting favourable mortality experience in Life Reinsurance, the impact of solid equity market performance on segregated fund guarantees, as well as the addition of John Hancock’s IGP business.
The following Statements of Operations present Reinsurance Division results on both a Canadian dollar and U.S. dollar basis.
Summary Statements of Operations

	Canadian $			U.S. $
For the years ended December 31
(In $ millions)	2004	2003	2002	2004	2003	2002

Premium income	$982	$736	$1,063	$756	$527	$678
Net investment income	187	219	222	145	156	142
Other revenue	36	44	43	28	32	27

Total revenue	$1,205	$999	$1,328	$929	$715	$847

Policyholder benefits	$810	$642	$1,003	$624	$459	$640
General expenses and commissions	70	68	79	54	49	50
Other	10	10	8	8	7	5

Total policyholder benefits and expenses	$890	$720	$1,090	$686	$515	$695

Income before income taxes	$315	$279	$238	$243	$200	$152
Income taxes	(83)	(63)	(54)	(64)	(45)	(35)

Net income attributed to shareholders	$232	$216	$184	$179	$155	$117

Premium Income
Premium income increased by 33 per cent to $982 million in 2004 from $736 million in 2003. On a U.S. dollar basis, premiums increased by 43 per cent to $756 million in 2004 from $527 million in 2003. The new IGP business contributed very favourably to the Division’s increase in premiums over 2003. Property and Casualty Reinsurance premiums decreased as a result of certain contracts that were not renewed during the period.
The premiums table presents Reinsurance Division results on both a Canadian dollar and U.S. dollar basis.
Premiums

	Canadian $			U.S. $
For the years ended December 31
(In $ millions)	2004	2003	2002	2004	2003	2002

Life reinsurance	$466	$454	$519	$357	$325	$331
Property and Casualty reinsurance	180	282	544	138	202	347
International Group Program reinsurance	336	—	—	261	—	—

Total premiums	$982	$736	$1,063	$756	$527	$678

Management’s Discussion and Analysis       59

Moving Forward
Reinsurance Division’s primary goal is to maintain its leadership position within its markets. As a wholesaler of risk, Reinsurance Division has a unique business model whereby it seeks to opportunistically capitalize on businesses within its realm of expertise and risk tolerance level. The Company’s strong balance sheet allows the Division to take on certain highly profitable risks that only a few reinsurers are capable of accepting.
In 2005, as a result of consolidation within the industry, new business volumes on both life retrocession and the structured line of business are expected to be lower relative to 2004. However, the Division will continue with its strategy of pursuing one-off opportunities with appropriate risk profiles that provide attractive returns.
Property and Casualty Reinsurance has established its market position as a leader in providing property catastrophe coverage to the professional reinsurers of the world. The Division plans on maintaining and enhancing its position as a niche player and will selectively accept additional risk where it finds attractive opportunities that meet its underwriting and risk/return standards.
IGP’s objective is to maintain its dominant position in the North American market and to continue to grow market share in Europe and Asia while maintaining the profitability of the business.
Supplemental Information Regarding Non-Traditional Reinsurance
Non-Traditional Life Reinsurance
Reinsurance Division provides non-traditional reinsurance and retrocessional coverage to life and annuity insurers and reinsurers. This type of non-traditional life cover has been classified as financial reinsurance.
The non-traditional coverage is primarily coinsurance and modified coinsurance coverage of a share of specified blocks of life insurance or annuity contracts issued or reinsured by the cedant. It may also include the reinsurance of large blocks of life insurance on a yearly renewable term basis. All of the non-traditional coverage receives deposit accounting treatment for Canadian GAAP or U.S. GAAP purposes, but meets the requirements for reinsurance accounting under statutory rules. Under Canadian GAAP and U.S. GAAP deposit accounting, Reinsurance Division’s income related to these transactions is recorded as fee income and liabilities, if any, are recorded as deposit liabilities.
The main differences between traditional and non-traditional coinsurance and modified coinsurance for life and annuity reinsurance include that in a non-traditional reinsurance agreement, the reinsurer pays a lower ceding commission for its share of a block of business than would otherwise be paid under a traditional reinsurance contract. Non-traditional transactions often involve the payment of experience refunds to the ceding insurer covering a substantial portion of the earnings accruing to the business reinsured during the early years of the contract. In addition, the contracts contain recapture rights (that is, rights of the ceding company to reassume future obligations for the reinsured contracts) that are often more flexible than those found in traditional coverage. These more flexible recapture rights are coupled with terms that create an incentive for the ceding insurer to recapture if the block is profitable on a statutory accounting basis.
All of the non-traditional life and annuity treaties written by the Company’s subsidiaries provide prospective coverage, covering liabilities extending out over the life of the underlying policyholder life and annuity contracts.
Non-Traditional Property Reinsurance
Manufacturers P&C Limited (“MPCL”), a subsidiary of the Company, currently offers non-traditional retrocessional coverage to large international reinsurers. The non-traditional product currently offered by MPCL is known as a spread loss cover. This type of non-traditional cover has been referred to in the industry as “finite risk reinsurance” or “finite reinsurance.”
All spread loss covers currently offered by MPCL are prospective property catastrophe excess of loss covers, with the exception of one cover which is a marine and aviation catastrophe excess of loss cover.
The most significant differences between a typical traditional treaty and a typical non-traditional (spread loss cover) are: provisions relating to non-renewal premium and provisions relating to a notional experience account balance (“EAB”). The covers are generally 12 months in duration, with no obligation for either party to renew. An EAB tracks the performance of the treaty. The EAB is basically the premiums paid less claims incurred less MPCL’s margin. Positive amounts may be returned to the cedant. Negative amounts are carried forward in the EAB if the contract renews.
Unlike traditional covers, with non-traditional covers, a non-renewal premium provision requires the cedant to pay an additional premium if the cedant does not renew the treaty and the EAB is negative. This non-renewal premium is typically less than 80% of the negative EAB, so that sufficient risk transfer is provided to qualify for reinsurance accounting.
60      MFC 2004 Annual Report

Guaranteed and Structured Financial Products Division
Guaranteed and Structured Financial Products (“G&SFP”) Division offers a variety of specialized products and services to U.S. based qualified defined benefit and defined contribution retirement plans as well as other U.S. and international investors, both retail and institutional in nature. The in force business is predominantly from institutional markets, whereas the focus for new business in 2004 was in retail markets with such products as SignatureNotes, structured settlements and immediate fixed annuities. This shift in product mix during the past year was made as G&SFP sought to diversify the Division’s offerings into retail markets where margins are wider and the Company’s strong brand and consumer awareness can be leveraged.
Manulife Financial acquired the G&SFP business during 2004 as part of the merger with John Hancock. In 2004, G&SFP Division contributed eight per cent of the Company’s shareholders’ net income, two per cent of total premiums and deposits and as at December 31, 2004, accounted for 12 per cent of the Company’s funds under management.
Financial Performance
G&SFP Division’s net income was $212 million for the period from acquisition to December 31, 2004.
The following Summary Statements of Operations present G&SFP Division results on both a Canadian dollar and U.S. dollar basis.
Summary Statements of Operations

For the year ended December 31, 2004
(In $ millions)	Canadian $	U.S. $

Premium income	$1,056	$819
Net investment income	1,276	991
Other revenue	17	13

Total revenue	$2,349	$1,823

Policyholder benefits	$1,887	$1,464
General expenses and commissions	56	43
Other	100	78

Total policyholder benefits and expenses	$2,043	$1,585

Income before income taxes	$306	$238
Income taxes	(94)	(73)

Net income attributed to shareholders	$212	$165

Premiums and Deposits
Premiums and deposits of $1.1 billion were mostly attributable to sales of retail products as well as deposits received into existing fund-type contracts. Premiums and deposits exclude deposits for SignatureNotes of $545 million as they have similar characteristics to banking deposits which are not recorded as premiums and deposits.
The following premiums and deposits table presents G&SFP Division results on both a Canadian dollar and U.S. dollar basis.
Premiums and Deposits

For the year ended December 31, 2004
(In $ millions)	Canadian $	U.S. $

Premiums	$1,056	$819
Segregated fund deposits	31	26

Total premiums and deposits	$1,087	$845

Funds Under Management
Since April 28, 2004, funds under management have declined as scheduled maturities of institutional funds outpaced sales during the period. As a result of historically tight market spreads and strict adherence to the Company’s pricing discipline, G&SFP curtailed sales of some institutional products and dramatically reduced sales of other products. Funds under management of $40.3 billion were down $8.8 billion, or 18 per cent. Excluding the impact of the strengthened Canadian dollar, funds under management were down seven per cent.
Management’s Discussion and Analysis       61

The following funds under management table presents G&SFP Division results on both a Canadian dollar and U.S. dollar basis.
Funds Under Management

As at December 31, 2004
(In $ millions)	Canadian $	U.S. $

General fund	$35,302	$29,330
Segregated funds	4,965	4,125

Total funds under management	$40,267	$33,455

Moving Forward
Effective 2005, G&SFP Division will become part of the U.S. Wealth Management organization. This organizational change reflects G&SFP’s increasing focus on retail-oriented products and will enable them to better leverage the strong distribution relationships of U.S. Wealth Management with G&SFP’s strong product development, risk management and immediate annuity servicing capabilities. The expansion of G&SFP’s product development efforts towards the retail market reflects the desire to capitalize on demographic changes in the marketplace and leverage the John Hancock brand.
62      MFC 2004 Annual Report

Investment Division
Manulife Financial’s Investment Division, operating as MFC Global Investment Management (“MFC Global”), manages assets for the Company’s general fund and for external third party retail and institutional clients through a variety of products and distribution channels.
The Operations
MFC Global manages a broad range of investments including equities, government and corporate bonds, private placements, real estate, mortgages, oil and gas, timber and farmland, and structured products. Additionally, MFC Global has a physical presence in key financial centers around the world, totaling 40 offices in the United States, Canada, the United Kingdom, Japan, Australia, Hong Kong, and throughout Southeast Asia.
General Fund Assets
As a result of the merger with John Hancock in April, MFC’s general fund invested assets increased substantially to $169.1 billion as at December 31, 2004 from $74.5 billion as at December 31, 2003. Both John Hancock and Manulife use a “bottom-up” approach to asset allocation, determining the duration and asset mix appropriate for the nature of each major liability segment independently. As a result of different liability mixes and investing styles, the nature of the asset portfolios differs significantly. The following table shows a comparison of the combined asset mix relative to Manulife alone from the prior period.
General Fund Assets

	2004		2003

As at December 31	Carrying	%	Carrying	%
(Canadian $ in millions unless otherwise stated)	value	of total	value	of total

Bonds	$106,612	63	$42,216	57
Mortgages	28,684	17	10,401	14
Stocks	7,805	4	5,866	8
Real estate	4,669	3	3,962	5
Policy loans	6,743	4	4,348	6
Cash and short-term investments	8,517	5	5,877	8
Bank loans	1,391	1	934	1
Other investments	4,721	3	861	1

Total invested assets	$169,142	100	$74,465	100

Bonds
The Company’s bond portfolio represented 63 per cent of invested assets as at December 31, 2004. Historically, Manulife had focused its fixed income activities on highly-rated public bonds whereas John Hancock had a much larger percentage invested in private debt and has also been a more active buyer of securitized products. As a result of the combination, the Company enjoys a highly diversified mix of fixed income holdings. This portfolio is diversified by sector as well as by industry and issuer, with increases in Securitized and Utilities and decreases in Government and agency and Financial sectors. As at December 31, 2004, 94 per cent of the portfolio was invested in investment grade rated securities (BBB and higher).
Management’s Discussion and Analysis       63

The following table shows the distribution of the bond portfolio by sector and industry.
Bonds

	2004			2003

As at December 31			%			%
(Canadian $ in millions unless otherwise stated)	Carrying	% of	Investment	Carrying	% of	Investment
	value	total	grade	value	total	grade

Government and agency	$25,750	24	99	$17,315	41	99
Financial	19,622	18	97	10,067	24	98
Telecommunications	3,769	4	90	2,326	5	83
Utilities	14,604	14	87	3,693	9	96
Energy	6,802	6	90	2,175	5	94
Industrial	7,020	7	89	1,545	4	94
Securitized (ABS/MBS)	11,945	11	99	488	1	99
Consumer (non-cyclical)	6,193	6	91	1,907	4	94
Consumer (cyclical)	3,686	4	85	1,104	3	82
Basic materials	4,310	4	85	396	1	81
Technology	299	–	93	278	1	89
Media and Internet	2,216	2	88	814	2	82
Other	396	–	97	108	–	86

Total	$106,612	100	94	$42,216	100	96

Mortgages and Real Estate
As at December 31, 2004, mortgages represented 17 per cent of invested assets with 39 per cent of the mortgage portfolio in Canada and 61 per cent in the United States. Commercial mortgages accounted for 82 per cent of total mortgages. Predominately composed of first mortgages, the portfolio is diversified by geographic region, property type and mortgagor. Government-insured loans represented nine per cent of the total mortgage portfolio, offering an excellent risk-adjusted return. All mortgages are secured by real properties.
As at December 31, 2004, three per cent of the Company’s invested assets were held in real estate. The portfolio is focused on high quality office buildings located in superior downtown and large suburban markets across North America and Japan. The portfolio has been managed such that the Company has been able to deliver occupancy rates that are consistently higher than industry average. The portfolio is also diversified by geographic region and property type, with 55 per cent located in the United States, 36 per cent in Canada and nine per cent in Asia. Commercial office properties represented 73 per cent of the portfolio, with the remainder shared among industrial, retail, residential and other property types.
Stocks
As at December 31, 2004, stocks represented four per cent of invested assets. The portfolio consists primarily of publicly traded common stocks and is diversified by industry sector and issuer. As at December 31, 2004, the stock portfolio was invested 34 per cent in U.S. issuers, 37 per cent in Canadian issuers, 22 per cent in Asian issuers and seven per cent in other issuers.
Other Investments
Other investments include unconsolidated joint ventures, partnerships, funds, limited liability corporations, leases, subordinated debt of life insurance companies and oil and gas holdings. Other investments also includes various types of derivative instruments including interest rate and currency swaps, interest rate caps and floors, swaptions and futures used to hedge and manage the Company’s exposure to changes in interest rates, foreign exchange rates and equity market prices.
64      MFC 2004 Annual Report

Third Party Assets
Separate from the General Fund, MFC Global manages a significant book of assets on behalf of clients of the Company’s operating divisions and institutional clients.
Third Party Assets

				Change
As at December 31
(Canadian $ in millions unless otherwise stated)		2004	2003	$	%

Managed on behalf of:
	Operating division clients	$28,027	$16,520	$11,507	70%
	Institutional clients	24,055	4,544	19,511	429%

Total		$52,082	$21,064	$31,018	147%

Assets under management increased by $31.0 billion or 147 per cent during the year ended December 31, 2004. Of this total increase, $28.6 billion or 92 per cent is a direct result of the merger with John Hancock, and the remaining $2.4 billion or eight per cent is attributable to growth in pre-merger assets.
Moving Forward
Consistently achieving superior investment returns and significantly growing the investment management business remain the two primary goals of Investment Operations. Going forward, the challenge will be maintaining high returns in investment grade assets in an environment characterized by tight spreads, low interest rates and highly priced assets.
With the addition of John Hancock, MFC Global has become a significant investment manager with approximately 2,000 employees, including 300 investment professionals. MFC Global’s unique portfolio of non-traditional assets results in enhanced yields, diversifies risk and provides a competitive advantage. Going forward, the group will continue to leverage the resulting distribution network, expanded expertise and significant scale to aggressively grow the business.
Management’s Discussion and Analysis       65

Risk Management
Overview
MFC is in the business of taking risks to generate profitable growth. How effectively these risks are managed is critically important to meeting expectations of shareholders, customers and regulators, and to safeguarding reputation and capital. The fundamental objective of MFC’s risk management program, therefore, is to support shareholder value growth while ensuring commitments to customers are met and reputation and capital are protected. This is achieved by employing an enterprise level framework that guides all risk-taking activities globally, ensuring they are aligned with corporate philosophy: taking risks that are prudent in relation to capital strength, that meet corporate ethical standards, that are diversified across risk types, businesses and geographies, and for which appropriate compensation is earned.
MFC’s enterprise risk management framework is built around four cornerstones: comprehensive risk governance; effective risk management processes; rigorous exposure measurement; and disciplined risk limit management. Continuous investment is being made in the tools, processes and professionals employed in all aspects of risk measurement and management as the external environment shifts and business operations broaden.
Risk Governance
Sound business decisions require a strong risk culture, and a well-informed executive management and Board of Directors. The Audit and Risk Management Committee of MFC’s Board of Directors, along with the Conduct Review and Ethics Committee, oversees global risk management. These Board committees approve and monitor compliance with all key risk policies and limits, and regularly review with management trends in material risk exposures, major risk-taking activities, and the ongoing effectiveness of risk management practices.
MFC’s Chief Executive Officer (“CEO”) and a top tier of executive risk oversight committees set the overall risk appetite, and influence and communicate the Company’s risk culture across global operations. The committees shape risk policy, monitor material risk exposures, guide risk-taking activity and champion strategic risk management priorities throughout the organization.
Executive risk oversight committees include:

Business units across the organization own and take accountability for the risks assumed within their operations. Business unit general managers are responsible for ensuring business strategies align with corporate risk philosophy and culture, and for managing both risk and return on risk-based allocated capital within corporate policy and limits.
Corporate Risk Management maintains the comprehensive enterprise risk management framework, monitors and reports on enterprise wide risk exposures, and proactively partners with other corporate areas and business units in employing analytic techniques to appropriately assess and allocate risk-based capital, and to optimize risk and return profiles. The group also drives the development and introduction of new risk measurement and management techniques and processes throughout the organization.
Internal Audit independently assesses the effectiveness of risk management policies and internal controls, and oversees the risk and control self-assessment program globally. Global Compliance independently assesses the effectiveness of regulatory compliance processes and business practices against potential legal, regulatory and reputation risks. The Chief Actuary independently opines on the adequacy of actuarial liabilities, oversees regulatory capital adequacy reporting and performs the Dynamic Capital Adequacy Testing, a stress analysis required by regulators incorporating extreme but plausible scenarios.
66      MFC 2004 Annual Report

Risk Management Processes
Sound decision making requires that all potential new business initiatives, acquisitions, product offerings and investments are evaluated on a directly comparable risk-adjusted basis and that all risk exposures are identified, assessed and managed using a common set of standards and guidelines. MFC’s enterprise risk management framework establishes global standards and guidelines for risk management and, in concert with its risk and capital management framework, establishes standards for risk-adjusted return measurement. The comprehensive risk-specific management programs encompass:

•	Establishment, approval and maintenance of policies and limits;

•	Clear delineation of risk management accountabilities across the organization;

•	Specific delegation of authorities related to risk-taking activities;

•	Processes for risk identification, assessment, monitoring, reporting and escalation;

•	Standards for risk exposure measurement; and

•	Strategies for risk control and mitigation.
A comprehensive report of risk exposures, incorporating both qualitative and quantitative assessments, is reviewed with the Corporate Risk Management Committee and the Audit and Risk Management Committee quarterly, following a formal risk identification and assessment process. In addition, the results of internal audits of risk controls and risk management programs are independently reported to the Audit and Risk Management Committee, and the results of the Dynamic Capital Adequacy Testing are reported to the Board of Directors.
Risk Measurement
MFC is exposed to a variety of risks through its diverse business activities. These risks are a blend of strategic risks, financial risks including product, credit, asset liability and market risks, and general operational risks. They can result in a combination of direct financial loss, damage to reputation, or inability to conduct business or service customers, all of which can impact shareholder value.
Individual quantitative measures are used to assess risk exposures related to various financial and operational risks. Risk measurement methodologies range from simple key risk indicators to stress testing to sophisticated stochastic scenario modeling of potential capital at risk. Strong controls are in place over the development, implementation and application of the stochastic scenario models employed. Currently, MFC evaluates its risk-based capital using a combination of Minimum Continuing Capital and Surplus Requirements (“MCCSR”), the risk-based capital required by its primary regulator, the Office of the Superintendent of Financial Institutions, and internally developed economic capital. Economic capital measures the amount of common equity needed to support risks, covering potential extreme losses that could occur, with a confidence expected for a company with MFC’s financial strength ratings. Economic capital is in the process of being introduced internally across the organization. The Company allocates capital to its businesses based on a combination of MCCSR, local regulatory requirements in jurisdictions outside of Canada and economic capital. Risk-adjusted performance is monitored based on allocated capital.
Risk Limit Management
MFC’s risk-taking activities are managed against an overall capacity for assuming risk, established based on the risk tolerances of the Board of Directors and executive management, reflecting the Company’s financial condition. This overall capacity is defined in terms of local regulatory ratios for its key operating subsidiaries and the consolidated ratio of its available capital to its risk-based allocated capital. MFC targets an MCCSR ratio of 180 to 220 per cent for its primary Canadian operating subsidiary and an NAIC RBC ratio of 275 to 325 per cent for its U.S. operating subsidiaries. In addition, to manage its risk profile and limit exposure to specific risks, MFC manages risk exposures against enterprise-wide limits established for various financial risks, based on risk-specific exposure measures. MFC’s risk profile is well diversified across risks, as shown by the composition of the Company’s risk-based allocated capital.
Allocated Capital by Risk

Management’s Discussion and Analysis       67

Strategic Risk
Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy, or to adapt to change in the external business, political or regulatory environment.
Managing strategic risk effectively is critical to delivering shareholder value growth. The CEO and Executive Committee set overall strategies that are approved by the Board of Directors, and have accountability to manage the risks embedded in these strategies. They are supported by a number of important processes:

•	Strategic planning that is integrated with risk assessments and reviewed with the Board of Directors;

•	Detailed business planning executed by local divisional executive management;

•	Capital attribution and allocation that ensure a consistent decision making framework across the organization;

•	Periodic reviews of operational performance of all businesses with the CEO and the Board of Directors; and

•	Review and approval of all acquisitions and divestitures by the CEO and Board of Directors.
Product Risk
Product risk is the risk of loss due to actual experience emerging differently than assumed when the product was designed and priced, as a result of investment returns, expenses, taxes, mortality and morbidity claims, and policyholder behaviour.
The Product Risk Committee oversees product risk management policies and processes. Within the broad framework set out by the Product Design and Pricing Policy approved by the Audit and Risk Management Committee, it sets global product design and pricing standards and guidelines designed to ensure all aspects of product offerings align with corporate risk philosophy. These cover:

•	product design features

•	use of reinsurance

•	pricing models and software

•	risk-based capital allocations

•	target profit objectives

•	pricing methods and assumption setting

•	stochastic and stress scenario analyses

•	required documentation

•	approval processes

•	experience monitoring programs
Designated pricing officers in each business unit are accountable for all pricing activities. The general manager and chief financial officer of each business unit, as well as Corporate Risk Management, approve the design and pricing of each product, ensuring corporate standards are met. The Chief Risk Officer approves the introduction, or modification, of any product and related reinsurance treaty that introduces material changes in product design or risk exposure. The Chief Actuary approves all valuation methods and assumptions and approves all reinsurance treaties related to business in force. Annual risk and compliance self-assessments and periodic internal audits are performed for all businesses to ensure compliance with standards.
Underwriting and claims risks are key components of product risk. A global underwriting manual is utilized by all businesses ensuring underwriting practices are consistent across the organization while reflecting local conditions. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures. Periodic reviews of business unit practices ensure compliance with standards.
Fluctuations in claims experience may result in losses. As at December 31, 2004, actual mortality and morbidity rates over the next year exceeding the rates provided for in actuarial reserves by five per cent would reduce net income by $102 million. Enterprise-wide, this aggregate claims exposure is mitigated as a result of operating internationally and insuring a wide range of non-correlated risk events, reducing the likelihood of high aggregate claims rates.
Exposure to claims concentrations is further mitigated through the use of geographical aggregate retention limits for certain covers and through the purchase of catastrophe reinsurance for life, health and disability insurance worldwide. MFC’s catastrophe reinsurance covers losses in excess of U.S. $50 million, up to U.S. $150 million (U.S. $100 million for Japan). In addition to accidents and natural catastrophes, it provides full cover for losses due to all terrorist activities in Canada, where the concentrations are highest, and restricted cover for losses due to terrorist activities in other parts of the world.
Exposure to individual large claims is mitigated through established retention limits per insured life varying by market and jurisdiction. Coverage in excess of these limits is reinsured with other companies. MFC’s current global retention limit is U.S. $20 million (U.S. $25 million for joint life policies) and is shared across business units with lower limits applying in some markets and jurisdictions.
68      MFC 2004 Annual Report

Credit Risk
Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.
MFC’s Credit Committee establishes and oversees implementation of policies and processes to manage credit risk. The committee sets out objectives related to the overall quality and diversification of the investment portfolio and establishes criteria for the selection of counterparties and intermediaries. The policies establish exposure limits by borrower or issuer, corporate connection, quality rating, industry, and geographic region. Corporate connection limits vary according to internal risk rating.
All credit-granting units within the Company have a defined evaluation process that provides an objective assessment of credit proposals. Borrowers are assigned an internal risk rating based on a detailed examination of the organization, including business strategy, market competitiveness, industry trends, financial strength, access to funds, and other risks facing the organization. Internal ratings are assessed and updated on a regular basis and are based on a standardized 22-point scale consistent with those of external rating agencies.
Delegated credit approval authorities are established and approved by the Credit Committee and Audit and Risk Management Committee. Credit decisions are made on a case-by-case basis at a management level appropriate to the size and risk level of the transaction, based on the delegated authorities that vary according to internal risk rating. All major credit decisions are referred to the Credit Committee for approval. The largest credits are referred to the CEO for approval and, in certain cases, to the Board of Directors.
Distinct derivative counterparty exposure limits, based on a minimum acceptable counterparty credit rating of “A”, are in place. For a derivative counterparty, derivative exposure is measured as gross potential credit exposure, which takes into consideration mark-to-market value, net of any collateral held, and a provision for future exposure. Reinsurance counterparty exposure measures reflect both current exposures and potential future exposures. All reinsurance counterparties are required to meet minimum credit-rating criteria.
Regular reviews of the credits within the various portfolios are undertaken to ensure that changes to credit quality are identified, and where appropriate, corrective actions taken. Prompt identification of problem credits is a key objective. A centralized list of problem and potential problem credits is maintained by Corporate Risk Management, which provides an independent credit risk oversight function. The Credit Committee reviews credits on the list regularly, and provides direction where appropriate. Corporate Risk Management and Internal Audit perform periodic internal audits of all credit-granting units to ensure compliance with credit policies and processes.
An allowance for losses on invested assets is established when an asset or portfolio of assets becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of assets and related investment income. The carrying value of an impaired asset is reduced to estimated net realizable value at the time of recognition of impairment. There is no assurance that the allowance for losses will be adequate to cover future losses or that additional provisions or asset write-downs will not be required. However, MFC remains conservatively provisioned for credit losses overall and the level of impaired assets continues to be very low.
Actuarial liabilities also include general provisions for credit losses from future asset impairments. These are set conservatively, taking into account normal historical levels and future expectations, with an allowance for adverse deviations. Fluctuations in credit default rates and, to a lesser extent, deterioration in credit ratings of borrowers, may result in losses, if actual rates exceed expected rates. As at December 31, 2004, credit loss rates over the next year exceeding the rates provided for in actuarial reserves by 25 per cent would reduce net income by $53 million.
A variety of aggregate credit risk exposure measures are monitored regularly and reported to the Audit and Risk Management Committee, as shown in the following table.
Credit Risk Measures

As at December 31
(Canadian $ in millions unless otherwise stated)	2004	2003

Net impaired assets	$476	$139
Net impaired assets as a per cent of total invested assets	0.28%	0.19%
Allowance for impairment	$214	$230
Provision for future credit losses included in actuarial liabilities(1)	$3,531	$1,574
Performing assets coverage ratio(2)	2.81%	4.10%
Impaired assets coverage ratio(3)	543%	489%

(1)	Excludes allowances for pass-through credit risk pertaining to participating policies and certain other policies. The allowance for expected credit losses implicit in actuarial liabilities for these policies was estimated to be $1,076 million as at December 31, 2004.
(2)	Performing assets coverage ratio is calculated as allowance for impairment and provision for future credit losses included in actuarial liabilities less gross impaired assets, as a per cent of total mortgages and non-government bonds less gross impaired assets.
(3)	Impaired assets coverage ratio is calculated as allowance for impairment and provision for future credit losses included in actuarial liabilities, as a per cent of gross impaired assets.
Management’s Discussion and Analysis       69

Asset Liability and Market Risk
Asset liability and market risk is the risk of loss resulting from market price volatility, interest rate changes, adverse movements in foreign currency rates, and from not having access to sufficient funds to meet both expected liabilities and unexpected cash demands.
MFC’s Global Asset Liability Committee, with the support of a network of business unit asset liability committees, establishes and oversees implementation of policies and processes related to the management of a variety of risks inherent in generating the investment returns required to support product liabilities, as well as returns on assets in the shareholders’ equity account. These risks include asset allocation, interest rate changes, and price volatility of non-fixed income investments, such as equities, real estate, oil and gas and timber investments. The committee also oversees the management of liquidity and foreign exchange risks.
Global investment policies, approved by the Audit and Risk Management Committee, establish enterprise-wide and portfolio level targets and limits as well as delegated transaction approval authorities. The targets and limits are designed to ensure investment portfolios are widely diversified across asset classes and individual investment risks, and are suitable for the liabilities they support. Actual investment positions and risk exposures are monitored regularly. The positions and exposures are reported to the Global Asset Liability Committee monthly and to the Corporate Risk Management Committee and Audit and Risk Management Committee quarterly.
Segmentation and Investment Strategy Product liabilities are segmented into groups with similar characteristics and are each supported by unique portfolios of investments. Investment policies and goals are established for each asset segment and set out target investment strategies and portfolio management philosophies that best match the premium and benefit pattern, guarantees, policyholder options, and crediting rate strategies for the products supported. These policies and goals encompass asset mix, quality rating, duration and cash flow profile, liquidity, currency mix and industry concentration targets, as well as portfolio management styles such as active or indexed for equities and buy-and-hold or actively traded for public bonds. Governing business unit asset liability committees and the Global Asset Liability Committee approve the investment policies and goals.
Wealth management products that are primarily short to medium term obligations and offer interest rate guarantees for specified terms on single premiums are supported predominantly by fixed income assets, such as public bonds, private debt and mortgages. The cash flow profile of the fixed income assets is set to closely match the profile of the liabilities supported. Payout annuities have no surrender options and include predictable and very long-dated obligations. These are supported by a component of non-fixed income assets managed for total return in addition to fixed income assets. Insurance products, with recurring premiums extending many years in the future also include a significant component of very long-dated obligations. These obligations are also supported by a combination of non-fixed income assets managed for total return and fixed income assets.
Utilizing non-fixed income assets to support certain products is intended to enhance long-term investment returns and reduce aggregate risk through diversification. Target investment strategies are established using sophisticated portfolio analysis techniques to optimize long-term investment returns while considering the risks related to embedded product guarantees and policyholder withdrawal options, the impact of regulatory and economic capital requirements and management tolerances with respect to short-term income volatility and long-term tail risk exposure. For certain products such as participating insurance, universal life insurance and U.S. fixed annuities, the investment performance of assets supporting the liabilities will be largely passed through to policyholders as changes in the amounts of dividends declared or rates of interest credited, subject to embedded minimum guarantees.
Derivatives, including foreign exchange contracts, interest rate and cross currency swaps, forward rate agreements and options, are incorporated into investment strategies where appropriate to manage interest rate, foreign currency risk and equity risk. The risks associated with the use of derivatives are mitigated by established risk management policies and processes including specific limits on the size of derivative transactions, authorized types of derivatives and applications, delegated authorization and trading limits for specific personnel, as well as the pre-approval of all derivative application strategies and regular monitoring of the effectiveness of derivative strategies by Corporate Risk Management.
Investment Return Risk Investment return risk relates to potential losses arising from asset returns insufficient to support product liabilities and is driven by the mix of assets supporting liabilities, market influences including interest rate changes and price volatility of non-fixed income investments, as well as the nature of guarantees and policyholder options embedded in the products. The principal components of investment return risk within the Company’s general account are the uncertainty related to returns achievable on both fixed income and non-fixed income investments to be made in the future as recurring premiums are received, and the impact of mismatches between the timing and amount of current assets and the liabilities they support.
Interest rate risk management programs for each product segment are designed to keep potential losses within acceptable limits, with interest rate risk exposure limits approved by the Audit and Risk Management Committee. Interest rate risk management policies and procedures, including delegated trading authorities and accountabilities for managing and monitoring interest rate risk, are clearly defined. Target asset durations or cash flow profiles are established to minimize interest rate risk exposure. Portfolio managers maintain interest rate risk positions within prescribed limits. Asset duration and cash flow targets are reviewed and modified with a frequency ranging from daily to annual, depending on the type of liabilities and the frequency and size of potential changes in the liability profiles. Actual asset positions are monitored against targets and rebalanced with a frequency ranging from daily to quarterly, depending on the potential exposure to changes in assets and liabilities.
70      MFC 2004 Annual Report

Interest rate risk exposures are evaluated using a variety of techniques, depending on the nature of the assets and liabilities, primarily based on projected cash flows under a variety of future interest rate scenarios. These measures include cash flow gaps, durations, key rate durations, convexity, and earnings and shareholders’ economic value at risk based on stochastic or specific stress scenarios.
Market price risk is driven by fluctuations in market values of direct equity and real estate holdings, and to a lesser extent, oil and gas and timberland holdings, that may impact returns on assets, as well as fluctuations in the market values of variable product and mutual fund equity holdings, and to a lesser extent bond holdings, that may impact fee income and costs associated with variable product investment-related guarantees. Investment-related guarantees include death, maturity, income and withdrawal guarantees on variable products and segregated funds.
Market price risk related to direct holdings is mitigated by investing in a diversified basket of non-fixed income investments comprising public equities, commercial real estate, private equity, timberlands, agricultural lands and oil and gas. Total non-fixed income holdings are managed against an established aggregate limit, representing a small proportion of total assets. Public equity holdings are diversified and managed against established targets and limits by industry type and corporate connection. Commercial real estate holdings are diversified and managed against established limits by property type. Allocations to non-fixed income assets are managed proactively, reflecting management’s risk preferences.
Equity risk exposures are managed against enterprise-wide limits approved by the Corporate Risk Management Committee and Board of Directors. These limits cover equity risk arising from variable product investment-related guarantees, market-based fees and direct equity investments. New product development is managed against established equity related economic capital targets. Reinsurance is employed to transfer equity related investment-guarantee risk where appropriate, subject to established counterparty risk management policies. Capital market strategies to hedge equity risk are utilized where effective. Equity risk exposures based on earnings and shareholders’ economic value at risk for specific stress scenarios and economic capital based on stochastic scenario modeling are monitored and reported quarterly.
One measure of investment return risk exposure is the sensitivity of shareholders’ economic value to market influences including changes in interest rates and price volatility of non-fixed income assets. Shareholders’ economic value is calculated as the net present value of cash flows related to current assets, recurring premiums to be received and product obligations to be paid, discounted at market yields and adjusted for tax.
Exposures for Assets in the Shareholders’ Equity Account The following table shows the impact of an immediate and permanent parallel shift of one per cent in interest rates at all maturities across all markets, as well as the impact of an immediate ten per cent decline in the market value of equities and real estate, on shareholders’ economic value arising from assets held in the shareholders’ equity account.
Impact on Shareholders’ Economic Value Arising From Assets in the Shareholders’ Equity Account

As at December 31
(Canadian $ in millions)	2004	2003

One per cent increase in interest rates	$(316)	$(229)
One per cent decrease in interest rates	$374	$266
Ten per cent decline in equity and real estate market values	$(161)	$(165)

Exposures for General Account Wealth Management Business The following table shows the impact of an immediate and permanent parallel shift of one per cent in interest rates at all maturities across all markets, as well as the impact of an immediate ten per cent decline in the market value of equities and real estate on shareholders’ economic value, arising from general account wealth management business excluding the business acquired upon the merger with John Hancock.
Impact on Shareholders’ Economic Value Arising From Pre-Merger Wealth Management Business

As at December 31
(Canadian $ in millions)	2004	2003

One per cent increase in interest rates	$(4)	$17
One per cent decrease in interest rates	$7	$(20)
Ten per cent decline in equity and real estate market values	$(23)	$(24)

MFC acquired a new block of wealth management business upon the merger with John Hancock. The potential impact on shareholders’ economic value arising from the acquired business as a result of an immediate and permanent one per cent increase in interest rates at all maturities as at December 31, 2004 was an increase of $64 million. The potential impact on shareholders’ economic value as a result of an immediate and permanent one per cent decrease in interest rates at all maturities as at December 31, 2004 was a decrease of $74 million. The potential impact on shareholders’ economic value as a result of an immediate ten per cent decline in equity and real estate market values as at December 31, 2004 was a decrease of $4 million.
Exposures for General Account Insurance Business The following table shows the impact of an immediate and permanent one per cent change in interest rates and an immediate ten per cent decline in equity and real estate market values on shareholders’ economic value arising from general account insurance business excluding the business acquired from John Hancock.
Management’s Discussion and Analysis       71

Impact on Shareholders’ Economic Value Arising From Pre-Merger Insurance Business

As at December 31
(Canadian $ in millions)	2004	2003

One per cent increase in interest rates	$135	$154
One per cent decrease in interest rates	$(295)	$(277)
Ten per cent decline in equity and real estate market values	$(190)	$(202)

MFC acquired a new block of life insurance business upon the merger with John Hancock. Investment return risk arises on this business primarily as a result of minimum crediting guarantees embedded in certain of this business and due to the uncertainty related to returns achievable on investments to be made in the future when recurring premiums are received. The potential impact on shareholders’ economic value, arising from this acquired business, as a result of an immediate and permanent one per cent increase in interest rates at all maturities as at December 31, 2004 was an increase of $150 million. The potential impact on shareholders’ economic value arising from this business as a result of an immediate and permanent one per cent decrease in interest rates at all maturities as at December 31, 2004 was a decrease of $423 million. The potential impact on shareholders’ economic value arising from this business as a result of an immediate ten per cent decline in equity and real estate market values as at December 31, 2004 was a decrease of $4 million.
MFC also acquired long-term care business upon the merger with John Hancock. Investment return risk arises on this business primarily due to the uncertainty related to returns achievable on investments to be made in the future when recurring premiums are received. Premiums are expected to exceed claim payments for approximately twenty years into the future and no surrender payments are made on policy lapse. MFC has established a target investment strategy consisting of a blend of long maturity bonds and a material component of non-fixed income assets to support the significant long-dated obligations inherent in this business. Management is in the process of repositioning current assets towards this target investment strategy, including replacing fixed income assets with non-fixed income assets. Management intends to invest future net cash flows pursuant to this target investment strategy and intends to proactively manage investment allocations between fixed income and non-fixed income assets. Given the current low level of interest rates, management has chosen not to lock in the currently available yields on future fixed income investments. As a result, economic losses could arise should the investment returns earned in the future on the portfolio of assets supporting this business be less than the six to seven per cent assumed in the pricing of this business. Actuarial reserves established as at December 31, 2004, as prescribed by the Canadian Asset Liability Method, were sufficient to provide for these liabilities, assuming future interest rates decline gradually from the current levels stabilizing at five per cent.
The potential impact on shareholders’ economic value arising from the acquired long-term care business, as a result of an immediate and permanent one per cent increase in interest rates at all maturities as at December 31, 2004 was an increase of $552 million. The potential impact on shareholders’ economic value arising from this business as a result of an immediate and permanent one per cent decrease in interest rates at all maturities as at December 31, 2004 was a decrease of $889 million. The potential impact on shareholders’ economic value arising from this business as a result of an immediate ten per cent decline in equity and real estate market values as at December 31, 2004 was a decrease of $20 million.
Exposures for Variable Products and Other Managed Assets The following table shows the potential impact on shareholders’ economic value, arising from variable products and mutual funds, as well as institutional asset management operations, as a result of an immediate ten per cent decline in the market value of equity and bond funds.
Impact on Shareholders’ Economic Value of a Ten Per Cent Decline in Market Values of Variable Product and Other Managed Assets

As at December 31
(Canadian $ in millions)	2004	2003

Market-based fees	$(411)	$(213)
Variable product guarantees	$(204)	$(99)

Additional information related to investment related guarantees on variable annuities and segregated funds is shown in the table below.
Variable Annuity and Segregated Fund Investment-Related Guarantees

	2004			2003

			Expected			Expected
As at December 31	Fund	Amount	guarantee	Fund	Amount	guarantee
(Canadian $ in millions)	value(2)	at risk(2)	cost(3)	value(2)	at risk(2)	cost(3)

Maturity/income benefits	$18,798	$915		$9,306	$745
Death benefits(1)	16,866	2,047		6,811	1,851

Total	$35,664	$2,962	$(475)	$16,117	$2,596	$(166)

(1)	Death benefits include stand-alone guarantees and guarantees in excess of maturity or income guarantees where both are provided on a policy.
(2)	Amount at risk is the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. Fund value and amount at risk are net of amounts reinsured.
(3)	Expected guarantee cost is net of reinsurance and fee income allocated to support the guarantees.
72      MFC 2004 Annual Report

The reported amount at risk represents a theoretical value only as it is not currently payable. Guaranteed benefits are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values. The Company calculates the present value of projected future guaranteed benefit payments, net of reinsurance and net of fee income allocated to support the guarantees, based on a set of stochastic investment return scenarios, and considering future mortality, policy termination, and annuitization rates. The expected guarantee cost represents the average of this present value across all investment return scenarios modeled, and was negative as at December 31, 2004 and December 31, 2003, meaning that fee income allocated is expected to exceed claims costs.
The Company holds actuarial liabilities for guaranteed benefit payments related to variable annuities and segregated funds calculated as the present value of the projected guaranteed benefit payments, net of reinsurance and net of fee income allocated to support the guarantees, based on the same set of stochastic investment return scenarios, as described above for the expected guarantee cost. The actuarial liabilities held must fall in a confidence range defined by the most adverse forty per cent to the most adverse twenty per cent of the stochastic investment return scenarios. As at December 31, 2004 and December 31, 2003, actuarial liabilities held for these guaranteed benefit payments were $600 million and $532 million respectively, exceeding both the minimum requirement and the expected guarantee cost. While determined based on stochastic scenarios, in aggregate, the actuarial liabilities held as at December 31, 2004 were adequate to fund the projected guaranteed benefit payments across all businesses as long as future long term equity returns, including dividends, average at least three per cent across all businesses with such guarantees.
Foreign Currency Risk Adverse movements in foreign exchange rates may result in losses if assets and liabilities are not matched by currency. MFC has a policy of matching the currency of its assets with the currency of the liabilities they support to mitigate this exposure. To limit the impact of changes in foreign exchange rates on regulatory capital ratios, shareholders’ equity is also generally currency matched to the liabilities it supports, up to target capital levels. MFC’s reported Canadian dollar income and shareholders’ equity may be exposed to losses resulting from adverse movements in foreign exchange rates due to the fact that it manages operations globally in many currencies, most notably U.S. dollars. A significant portion of shareholders’ equity in excess of target capital levels is held in Canadian dollars to mitigate the impact of changes in foreign exchange rates on shareholders’ equity.
Value at Risk exposure relative to the policy position of matching the currency of its equity, up to target capital levels, with the currency of its liabilities is monitored regularly against established limits. The Value at Risk model is based on the industry-accepted J.P. Morgan Risk Metrics methodology. The sensitivity of net income and shareholders’ equity to changes in foreign exchange rates is monitored regularly and reported to the Global Asset Liability Committee, Corporate Risk Management Committee and Audit and Risk Management Committee quarterly. A one per cent increase in the Canadian dollar relative to the U.S. dollar would have reduced shareholders’ equity by $157 million as at December 31, 2004 and $49 million as at December 31, 2003. As at December 31, 2004 and December 31, 2003 the same change in foreign exchange rates would reduce net income over the next year by $20 million and $9 million, respectively.
Liquidity Risk Global liquidity management policies and procedures are designed to ensure that adequate liquidity is available to MFC and all its local operations. Products are designed taking into account the risk related to unexpected liquidity demands as a result of policyholder termination features. Investment strategies are established and implemented to ensure adequate levels of marketable investments are held. Access is maintained to other sources of liquidity such as commercial paper funding and committed standby bank credit facilities. Operating liquidity is monitored in local operations as well as centrally, with daily forecasting and monitoring of actual cash movements to ensure liquidity is available and cash is employed optimally.
Global operating and strategic liquidity are managed against established minimum levels. Minimum operating liquidity is set as the level of one month’s operating cash outflows. Strategic liquidity is measured using an industry-accepted model under both immediate (within one month) and ongoing (within one year) stress scenarios. Under this model, adjusted liquid assets include cash and short-term investments, and marketable bonds and stocks discounted to reflect convertibility to cash, net of maturing debt obligations. Under the model, actuarial liabilities are adjusted to reflect their potential for withdrawal. MFC’s policy is to maintain adjusted liquid assets at a level well above adjusted actuarial liabilities.
Strategic Liquidity

		2004		2003

As at December 31	Immediate	Ongoing	Immediate	Ongoing
(Canadian $ in millions unless otherwise stated)	scenario	scenario	scenario	scenario

Adjusted liquid assets	$88,444	$87,035	$47,723	$48,414
Adjusted actuarial liabilities	$23,927	$29,216	$8,596	$11,641
Liquidity ratio	370%	298%	555%	416%

Operational Risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems failures, human performance failures or from external events.
Operational risk is naturally present in all of MFC’s business activities and incorporates exposures relating to fiduciary breaches, regulatory compliance failures, legal disputes, business disruption, technology failures, processing errors, business integration, theft and fraud, damage to physical assets and employee safety. Exposures can take the form of financial losses, regulatory sanctions or damage to reputation. Effectively managing operational risk is essential to shareholder value growth, delivering on commitments to
Management’s Discussion and Analysis       73

customers and safeguarding reputation. While operational risk management has always been viewed as a fundamental activity at MFC, risk management practices for the different components of operational risk are at varying stages of development. Refinements and enhancements in policies and practices are being made as the operational risk environment shifts.
MFC’s reputation is one of its most valuable assets and, in today’s environment of increased scrutiny by stakeholders, it is vital that it be safeguarded. A loss of reputation is usually a consequence of some other risk control failure and cannot be managed in isolation, but as a by-product of integrated risk management programs. While the CEO and senior executive management are ultimately responsible for the Company’s reputation, it is the responsibility of every Company employee and representative to conduct their business activities in a manner that protects and enhances the Company’s reputation. This responsibility is clearly detailed and communicated to every executive, officer and employee through the Company’s Code of Business Conduct and Ethics.
MFC’s strong corporate governance, clearly communicated corporate values emphasizing integrity and ethical conduct as core values to be reflected in every business decision and activity, and integrated approach to managing risk set the foundation for mitigating operational risk. This base is fortified by ensuring appropriate internal controls and systems, together with trained and competent people, are in place throughout the organization. Within established corporate standards that emphasize proactive management practices and define minimum policy and process requirements, business unit general managers are accountable for day-to-day management of operational risk inherent in their operations. Business units and functional areas perform comprehensive risk control self-assessments to identify, document and assess inherent operational risks and effectiveness of internal controls. They regularly monitor key risk indicators that provide early warnings of emerging control issues and proactively modify procedures. Material operational risk exposures and risk management activities are reported to the Corporate Risk Management Committee and Audit and Risk Management Committee quarterly.
Internal Audit independently assesses the effectiveness of risk management policies and internal controls, and oversees the risk control self-assessment program globally. External auditors review the effectiveness of internal controls to the extent necessary to conduct an audit of the Company’s financial statements. Both the internal and external auditors report independently to the Audit and Risk Management Committee on the findings of their audits.
Global Compliance oversees the regulatory compliance program, supported by designated compliance officers in every business unit and functional area. The program is designed to ensure compliance with regulatory obligations worldwide, ensuring awareness of the laws and regulations that affect the Company and the risks associated with failing to comply. Global Compliance also independently assesses and monitors the effectiveness of a broad range of regulatory compliance processes and business practices against potential legal, regulatory and reputation risks, and ensures significant issues are escalated and proactively mitigated. The processes and practices include product design, sales and marketing practices, sales compensation practices, asset management practices, fiduciary responsibilities, employment practices, underwriting and claims processing and regulatory filings. With the introduction of Sarbanes-Oxley 404 requirements, new processes are being established to assess and monitor the internal controls related to financial reporting and disclosures.
Technology-related risks are managed through a rigorous systems development protocol and global information security programs. Outsourcing arrangements, whereby a service provider performs a service activity on behalf of the Company, are subject to rigorous review procedures prior to their approval. Comprehensive policies and procedures are in place to monitor the ongoing results and contractual compliance of such arrangements. Global business continuity policies and standards are in place to ensure key business functions can continue and normal operations can resume effectively and efficiently in the event of a major disruption. The program incorporates periodic scenario analysis to validate the assessment of both critical and non-critical units, and the establishment and testing of appropriate business continuity plans for all critical units. Off-site backup facilities are available to minimize recovery time.
MFC’s environmental policy reflects the Company’s commitment to conducting all of its business activities in a manner that recognizes the need to preserve the quality of the environment, as well as the requirement to be compliant with all applicable environmental laws and regulations. In providing credit to borrowers, or making equity investments in private firms, reasonable steps are taken to ensure counterparties are environmentally responsible. In natural resource management operations, specific policies and procedures are in place to mitigate environmental risks and operate in an environmentally responsible manner. Programs are also in place across the real estate holdings to conserve energy and reduce waste.
Operational risk related to a variety of loss events is further mitigated through the purchase of appropriate amounts of insurance covers, to provide protection against unexpected material losses or to satisfy legal requirements and contractual obligations.
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Critical Accounting and Actuarial Policies
The Company’s significant accounting policies are described in note 1 to the consolidated financial statements. Certain of these accounting policies are recognized as critical as they require the Company to make estimates and assumptions about matters that are inherently uncertain and because actual results could differ from those estimates. The most significant estimation processes of life insurance companies relate to the provisioning for asset impairment and the determination of actuarial liabilities as described in notes 6 and 7 to the consolidated financial statements, respectively.
Allowance for Asset Impairment
The allowance for credit losses adjusts the value of assets to reflect their estimated realizable value. In assessing the estimated realizable value, the Company must rely on estimates. Judgment is exercised relating to matters including economic factors, developments affecting companies in particular industries, and specific issues with respect to single borrowers, for which the ultimate outcome is unknown.
Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses. Additional information on the process and methodology for determining the allowance for credit losses is included in the discussion of credit risk in note 7(e) to the consolidated financial statements.
Actuarial Liabilities
Under generally accepted accounting principles (“GAAP”) in Canada, the actuarial liabilities have two major components: a best estimate amount and a provision for adverse deviation. The best estimate amount represents the value of policy liabilities using best estimate assumptions made for the future lifetime of the policies, and includes assumptions related to mortality and morbidity, investment returns, rates of policy termination, operating expenses and certain taxes.
To recognize the uncertainty that is involved in establishing these best estimate actuarial liability assumptions, the Appointed Actuary is required to include a margin for each assumption to allow for possible deterioration in experience and to provide greater comfort that the policy liabilities are adequate to pay future benefits. The margin is reflected as either a specific adjustment to the best estimate assumption, or is established by scenario testing of that assumption and setting the actuarial liability to cover an appropriate range of experience. The impact of these margins is to increase actuarial liabilities and decrease the income that would have been recognized at inception of the policy.
The Appointed Actuary is responsible for ensuring that the assumptions and methods used in the determination of policy liabilities are appropriate to the circumstances and that such policy liabilities will be adequate to meet the Company’s future obligations under insurance and annuity contracts at each valuation date. The selection and monitoring of appropriate valuation assumptions are designed to ensure that the policy liabilities make sufficient but not excessive provision for the insurer’s policy obligations. Assumptions are regularly reviewed and updated where appropriate to reflect changes in future outlook and risk profile.
Differences between Canadian and U.S. GAAP
The consolidated financial statements of MFC are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain significant respects from U.S. GAAP.
The primary differences between Canadian GAAP and U.S. GAAP include accounting for premiums and deposits, invested assets, investment income and segregated funds. There are also differences in the calculation and accounting for actuarial liabilities and differences in reporting policy cash flows. These differences are described in more detail in note 23 to the consolidated financial statements.
Differences between Canadian and Hong Kong GAAP
The consolidated financial statements of MFC are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain respects from Hong Kong GAAP.
In Hong Kong, there are no accounting standards specific to life insurance companies; consequently, companies have more discretion in selecting appropriate accounting principles to prepare financial statements. The Canadian GAAP requirements for life insurance enterprises used by the Company in relation to non-invested assets and non-actuarial liabilities are generally considered acceptable within the Hong Kong accounting framework. Under Hong Kong GAAP, invested assets are carried at market value as compared to Canadian GAAP where stocks are carried on a moving average market basis and fixed interest investments are held at amortized cost. The computation of actuarial liabilities in Hong Kong is governed by the requirements of the Hong Kong Insurance Authority. In certain interest rate environments, actuarial liabilities determined in accordance with Hong Kong GAAP may be higher than actuarial liabilities computed in accordance with Canadian GAAP.
The Hong Kong Insurance Authority requires that insurance companies meet minimum solvency requirements. Each year, the Company compares the amount of net assets prepared in accordance with Canadian GAAP, as reported in the Company’s annual regulatory return, with the minimum solvency margin required in Hong Kong. As at December 31, 2004, the Company’s net assets determined in accordance with Canadian GAAP exceeded the minimum solvency margin required in Hong Kong.
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Contractual Obligations
In the normal course of business, the Company enters into contracts that give rise to obligations fixed by agreement as to the timing and dollar amount of payment.
As at December 31, 2004, the Company’s contractual obligations and commitments were as follows:

Payments due by period		Less than	1 – 3	4 – 5	After 5
(Canadian $ in millions)	Total	1 year	years	years	years

Debt	$3,269	$889	$33	$605	$1,742
Capital Trust Securities	1,593	–	–	–	1,593
Purchase obligations	1,160	329	384	292	155
Capital leases	242	17	34	34	157
Operating leases	867	134	294	179	260
General fund policyholder liabilities(1)	363,225	14,770	20,311	18,644	309,500
Bank deposits and consumer notes	7,911	3,342	1,785	1,696	1,088
Other	196	40	64	54	38

Total contractual obligations	$378,463	$19,521	$22,905	$21,504	$314,533

(1)	General fund policyholder liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of policy liabilities. These amounts are undiscounted and do not reflect recoveries from reinsurance agreements. Due to the use of assumptions, actual cash flows will differ from these estimates (see “Critical Accounting and Actuarial Policies – Actuarial Liabilities”).
In the normal course of business, the Company enters into investment commitments, which are not reflected in the consolidated financial statements. As at December 31, 2004, there were $2,346 million of investment commitments (2003 – $507 million), of which $2,254 million matures within one year (2003 – $438 million) and $92 million matures within one to three years (2003 – $69 million).
Legal and Regulatory Proceedings
The Company is regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming the Company as a defendant ordinarily involves its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada and the United States, including provincial and state regulatory bodies, state attorneys general, the United States Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and Canadian securities commissions regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers practices. As with many other companies in the financial services industry, subsidiaries of Manulife Financial have been requested or required by such government and regulatory authorities to provide information with respect to market timing and late trading of mutual funds and sales compensation and broker-dealer practices, including with respect to mutual funds underlying variable life and annuity products. It is believed that these inquiries are similar to those made to many financial service companies by various agencies into practices, policies and procedures relating to trading in mutual fund shares and sales compensation and broker-dealer practices. The Company intends to continue to cooperate fully with government and regulatory authorities in connection with their respective inquiries. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its financial condition or results of operations.
Quarterly Financial Information

As at and for the three months ended	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
(Canadian $ in millions, except per share amounts)	2004	2004	2004	2004	2003	2003	2003	2003

Revenue
Premium income
Life and health insurance	$3,714	$3,847	$3,262	$2,111	$2,204	$2,003	$2,021	$2,012
Annuities and pensions	985	1,041	905	422	439	456	577	828

Total premium income	$4,699	$4,888	$4,167	$2,533	$2,643	$2,459	$2,598	$2,840
Net investment income	2,378	2,263	2,023	1,159	1,127	1,098	1,149	1,045
Other revenue	915	895	782	448	426	392	370	359

Total revenue	$7,992	$8,046	$6,972	$4,140	$4,196	$3,949	$4,117	$4,244

Income before income taxes	$1,028	$996	$872	$543	$479	$489	$469	$415
Income taxes	(264)	(279)	(214)	(117)	(63)	(94)	(82)	(77)

Net income	$764	$717	$658	$426	$416	$395	$387	$338

Basic earnings per common share	$0.93	$0.88	$0.93	$0.92	$0.92	$0.85	$0.83	$0.73

Diluted earnings per common share	$0.92	$0.87	$0.92	$0.91	$0.91	$0.84	$0.83	$0.72

Segregated fund deposits	$6,477	$6,451	$6,474	$5,702	$4,778	$4,232	$4,196	$4,481

Total assets	$184,246	$190,569	$197,727	$78,972	$77,516	$78,411	$76,886	$79,087

Segregated funds net assets	$117,890	$111,182	$113,850	$77,797	$71,464	$65,385	$60,966	$56,508

76      MFC 2004 Annual Report

Other Disclosures
Selected Annual Financial Information

As at and for the years ended December 31
(Canadian $ in millions, except per share amounts)	2004	2003	2002

Total assets	$184,246	$77,516	$81,195

Long-term financial liabilities:
Long-term debt	$2,948	$1,123	$1,436
Non-controlling interest in subsidiaries	1,043	1,037	1,059
Trust preferred securities issued by subsidiaries	606	650	794
Preferred shares issued by a subsidiary	93	–	–

	$4,690	$2,810	$3,289

(Canadian $)
Cash dividend per common share	$0.99	$0.81	$0.64
Cash dividend per Class A Share, Series 1	$1.025	$0.76875	$–

Changes in Accounting Policies
a) Stock-based compensation Effective January 1, 2002, the Company adopted prospectively the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments,” which requires that stock-based compensation awarded to non-employees, direct awards of stock, awards that call for settlement in cash or other assets or stock appreciation rights awarded to employees be recognized at fair value as an expense. Other stock options awarded to employees must either be recognized at fair value as an expense, or require the disclosure of the pro forma net income and pro forma earnings per share amounts as if fair value based accounting had been used. This standard did not materially affect these consolidated financial statements and the calculation of MFC’s earnings per share. The Company changed its accounting policy for stock options granted to employees from the intrinsic value method to the fair value method effective January 1, 2003 for awards granted on or after January 1, 2002.
b) Hedging relationships Effective January 1, 2004, the Company adopted CICA Accounting Guideline 13, “Hedging Relationships,” which requires that conditions with respect to the identification, documentation, designation and effectiveness of each hedging relationship be satisfied in order to apply hedge accounting. As a result, certain derivatives that the Company had considered to be part of a hedging relationship no longer qualified for hedge accounting under the requirements of Accounting Guideline 13. Effective January 1, 2004, these derivatives are accounted for as portfolio investments with unrealized gains and losses recognized on a moving average basis whereby carrying values are adjusted toward market values at five per cent per quarter. The resulting transitional loss of $6 million as at January 1, 2004 was deferred and is being amortized to income in the same period as the original hedged items. The adoption of this Guideline did not materially impact these consolidated financial statements.
c) Disclosure of guarantees The CICA issued Accounting Guideline 14, “Disclosure of Guarantees,” in February 2003 effective for financial statements of interim and annual periods commencing on or after January 1, 2003. The Guideline clarifies disclosure requirements for certain guarantees. The adoption of this Guideline did not impact these consolidated financial statements.
d) Consolidation of variable interest entities In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG 15”), effective for annual and interim financial statements for periods beginning on or after November 1, 2004, which clarifies the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests.
The Company has determined that no variable interest entity (“VIE”) is required to be consolidated under the new guidance. In December 2001, Manulife Financial Capital Trust (the “Trust”), a wholly owned open-end trust, issued Manulife Financial Capital Securities (“MaCS”), the proceeds of which were used to purchase senior notes from the Company. The Trust is a VIE as defined by AcG 15 and because the Company is deemed not to be the primary beneficiary, the MaCS issued by the Trust will be deconsolidated (from non-controlling interest in subsidiaries), and the senior notes issued by the Company will be reported as senior notes issued to the Trust. The MaCS, totaling $1 billion, continue to form part of the Company’s Tier 1 regulatory capital.
e) Financial instruments In January 2004, the Accounting Standards Board approved a revision to CICA Handbook Section 3860, “Financial Instruments: Disclosure and Presentation,” that changes the accounting for certain obligations having characteristics of both a liability and equity. The amendments will require the Company’s preferred shares to be presented as a liability and the preferred share dividends to be reported in income as interest expense. The revision is effective for fiscal years beginning on or after November 1, 2004.
Additional Information Available
Additional information relating to MFC, including its Annual Information Form, is available on the Company’s web site at www.manulife.com and on SEDAR at www.sedar.com.
Outstanding Shares
As at March 15, 2005, the Company had 808,062,465 common shares outstanding.
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